Exhibit 99.41

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 22, 2020

Dated August 17, 2020

PYROGENESIS CANADA INC. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

This year due to the global COVID-19 pandemic, PYROGENESIS CANADA INC.’S annual and special meeting of shareholders will be held in a virtual-only format, via online live audio webcast. A virtual-only meeting format is being applied in order to give all shareholders an equal opportunity to participate in the meeting regardless of their geographic location or other particular constraints, circumstances or risks they may be facing as a result of COVID-19. Shareholders will not be able to attend the meeting in person. Important details about the meeting and how shareholders can participate virtually are set out in this information circular and the accompanying proxy materials.

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders (“Shareholders”) of PYROGENESIS CANADA INC. (the “Corporation”) will be held online via live audio webcast at https://web.lumiagm.com/414668875 at 9:30 A.M. EST, on September 22, 2020 for the following purposes:

(a)	to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2019, together with the report of the auditors thereon;

(b)	to appoint KPMG LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

(c)	to elect the directors for the Corporation for the ensuing year;

(d)	to consider and, if deemed appropriate, to pass an ordinary resolution to reapprove the stock option plan implemented by the Corporation in June 2011, wherein 10% of the issued and outstanding Common Shares of the Corporation are reserved for issuance to directors, officers, employees and other service providers of the Corporation; and

(e)	to transact such other business as may properly be brought before the Meeting.

Accompanying this Notice of Meeting is the Management Information Circular (the “Information Circular”) and a form of proxy (the “Proxy”). The Information Circular includes more detailed information relating to the matters to be addressed at the Meeting. The Information Circular is deemed to form a part of this Notice of Meeting.

This year, as a precautionary measure to proactively address the public health impact of Coronavirus disease (COVID-19), mitigate health and safety risks to the Corporation’s shareholders, employees and other stakeholders, and abide by government guidelines limiting indoor public events, the Corporation will hold a virtual-only Meeting via live audio webcast. Shareholders will have an equal opportunity to participate in the Meeting online, regardless of geographic location, as well as to ask questions and vote on certain topics. Non-registered (or beneficial) shareholders who have not duly appointed themselves as proxyholders will be able to participate in the meeting as guests, but guests will not be able to vote or speak at the meeting. Shareholders will not be able to attend the Meeting physically. A summary of the information shareholders and proxyholders will need to attend the Meeting online as provided in the Management proxy circular.

Registered Shareholders of the Corporation unable to attend the virtual Meeting should read the notes to the Proxy and complete and return the Proxy to the Corporation’s registrar and transfer agent, AST Trust Company, 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6, or by e-mail to proxyvote@astfinancial.com. A proxy will not be valid unless it is deposited at the office of AST Trust Company not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the chair of the Meeting in his discretion, and the chair is under no obligation to accept or reject any particular late proxy. If you are a non-registered shareholder of the Corporation and received these materials through your broker or another intermediary, please complete and return the Proxy or other voting form in accordance with instructions provided to you by your broker or such other intermediary.

The enclosed Proxy appoints nominees of management as proxyholder and you may amend the Proxy, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting.

Only holders of Common Shares of the Corporation of record at the close of business on the Record Date will be entitled to vote at the Meeting.

DATED this 17th day of August, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF PYROGENESIS CANADA INC.

(signed) “P. Peter Pascali”

P. Peter Pascali Chair

2

TABLE OF CONTENTS

GENERAL INFORMATION RESPECTING THE MEETING	1

Time, Date and Place	1
Matters to be Considered	2
Currency	2
Quorum and Votes Required for Certain Matters	3
Solicitation of Proxies	3
Voting Online	3
Voting of Proxies	3
Appointment of Proxyholders	3
Revocation of Proxies	4
Voting by Non-Registered Shareholders	4
Voting of Common Shares Represented by Management Proxies	5

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	6

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	6

PARTICULARS OF MATTERS TO BE ACTED UPON BY SHAREHOLDERS AT THE MEETING	7

Presentation of Financial Statements	7
Appointment of Auditors	7
Election of Directors	7
Option Plan Re-approval	11
Other Matters	12

EXECUTIVE COMPENSATION	12

Compensation Discussion and Analysis	12
Pension Plan Benefits	14
Compensation Governance	15
Summary Compensation Table	15
Incentive Plan Awards	16
Options/SAR Grants during the most recently completed financial year – December 31, 2018	16
Termination Benefits	17
Director Compensation	17
Incentive Plan Awards	18

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	19

Equity Compensation Plan Information	19
The Option Plan	19

CORPORATE gOUVERNANCE PRACTICES	21

Composition of the Board of Directors	21
Meetings of the Board	22
Orientation and Continuing Education	22
Ethical Business Conduct	22
Nomination of Directors	23
Compensation of Directors and Officers	23
Other Board Committees	23
Audit Committee	23
Disclosure Committee	25
Compensation Committee	25
Assessments	26

i

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	26

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS	26

APPROVAL	26

schedule a - option plan	a-1

schedule B - AUDIT COMMITTEE CHARTER	B-1

scHEDULE C - TIMELY DISCLOSURE, CONFIDENTIALITY, AND INSIDER TRADIING POLICY	C-1

ii

GENERAL INFORMATION RESPECTING THE MEETING

Time, Date and Place

The annual and special meeting (the “Meeting”) of shareholders (“Shareholders”) of PYROGENESIS CANADA INC. (the “Corporation” or “PCI”) will be held online via live audio webcast at https://web.lumiagm.com/414668875 at 9:30 A.M. EST, on September 22, 2020, as set forth in the Notice of Meeting.

How To Access PYROGENESIS 2020 Virtual AGM

Registered shareholders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote online, all in real time, provided they are connected to the Internet at all times.

Guests - including non-registered (beneficial) shareholders who did not appoint themselves as proxyholder - will be able to listen to the Meeting but will not be able to vote live nor ask questions.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form - including non-registered (beneficial) shareholders who wish to appoint themselves as proxyholder - must carefully follow the instructions in the management proxy circular and on their form of proxy or voting instruction form.

Additionally, the shareholder or its duly appointed proxyholder MUST call AST at 1(866) 751–6315 (toll free in Canada and the United States) or (212) 235–5754 (other countries) by 9:30 a.m. (Eastern Time) on September 18, 2020 [voting cut-off] and provide the AST representative with the required information so that AST may provide the proxyholder with a 13-digit Control Number by email. Without a 13-digit Control Number, proxyholders will not be able to vote at the meeting but will be able to attend as guests.

Shareholders are strongly encouraged to express their vote in advance by completing the form of proxy or voting instruction form that was sent to them. Detailed instructions on how to complete and return proxies and voting instruction forms by mail, fax or email are provided in the management information circular accompanying them.

Alternatively, shareholders may express their vote in advance by voting online or using the toll-free telephone number set out on the form of proxy or voting instruction form.

To be effective, voting instructions must be received by our transfer agent and registrar, AST Trust Company (Canada) (“AST”), at any time prior to 9:30 a.m. (Eastern Time) on September 18, 2020.

Virtual Meeting Access Instructions

To access the Virtual Meeting, follow the steps described below:

If you are a registered shareholder:

1.	Log in online at https://web.lumiagm.com/414668875

2.	Select the "Control # / No de contrôle" icon and enter your 13-digit control number as indicated on the form of proxy, followed by the following password: pyrogenesis2020 (case sensitive).

Note: If you use your control number to log in to the Meeting, any vote you cast will thereby revoke any proxy you previously submitted. If you do not wish to revoke a proxy that you previously submitted, you should refrain from voting during the Meeting.

If you are a duly appointed proxyholder:

1.	Log in online at https://web.lumiagm.com/414668875

2.	Select the “Control # / No de contrôle” icon then enter your 13-digit control number and the following password: pyrogenesis2020 (case sensitive).

Note: Proxyholders who have been duly appointed and registered with AST in accordance with the instructions provided herein below will receive their 13-digit control number via e-mail from AST after the proxy voting deadline has passed.

If you are a guest:

1.	Log in online at https://web.lumiagm.com/414668875

2.	Select the “Guest / Invité” icon and complete the online form.

Matters to be Considered

At the Meeting, Shareholders will be asked:

(a)	to receive and consider the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2019, together with the report of the auditors thereon;

(b)	to re-appoint KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration (the “Auditors Appointment Resolution”);

(c)	to elect the directors for the Corporation for the ensuing year (the “Election of Directors Resolution”);

(d)	to consider and, if deemed appropriate, to pass an Ordinary Resolution to reapprove the stock option plan of the Corporation (the “Option Plan”), as attached in Schedule “A”, in which 10% of the Corporation’s issued and outstanding Common Shares (the “Common Shares”) are reserved for issuance to directors, officers, employees and other service providers of the Corporation (the “Option Plan Resolution”); and

(e)	to transact such other business as may properly be brought before the Meeting.

The Board of Directors (the “Board”) unanimously recommends that Shareholders vote FOR the Auditors Appointment Resolution, the Election of Directors Resolution and the Option Plan Resolution at the Meeting.

Unless otherwise stated, the information contained in this management information circular (the “Information Circular”) is as of August 17, 2020.

Currency

In this Information Circular, unless otherwise indicated, all dollar amounts “$” are expressed in Canadian dollars and references to “US$” are to United States dollars.

Quorum and Votes Required for Certain Matters

A quorum for the Meeting shall be one Shareholder present in person or represented by proxy representing a minimum of 5% of the issued and outstanding voting shares of the Corporation. The Auditors Appointment Resolution, the Election of Directors Resolution and the Option Plan Resolution require the affirmative vote of not less than a majority of the votes cast by Shareholders who vote in respect thereof, by proxy, at the Meeting (an “Ordinary Resolution”).

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation by management of the Corporation of proxies to be used at the Meeting of Shareholders of Common Shares to be held on September 22, 2020 for the purposes set forth above and in the enclosed notice of meeting. References in this Information Circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally by directors, officers or regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Voting Online

Shareholders may express their vote in advance by voting online or using the toll-free telephone number set out on the form of the proxy or voting instruction form.

Voting of Proxies

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and that, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction Common Shares will be voted FOR each of such matters. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. If, however, any such amendments or other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such amendments or other matters in accordance with their best judgment.

Appointment of Proxyholders

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form - including non-registered (beneficial) shareholders who wish to appoint themselves as proxyholder - must carefully follow the instructions in the management proxy circular and on their form of proxy or voting instruction form.

Additionally, the shareholder or its duly appointed proxyholder MUST call AST at 1(866) 751–6315 (toll free in Canada and the United States) or (212) 235–5754 (other countries) by 9:30 a.m. (Eastern Time) on September 18, 2020 [voting cut-off] and provide the AST representative with the required information so that AST may provide the proxyholder with a 13-digit Control Number by email. Without a 13-digit Control Number, proxyholders will not be able to vote at the meeting but will be able to attend as guests.

Enclosed with this Information Circular is a form of proxy for use at the Meeting. The persons named in the enclosed form of proxy are officers or directors of the Corporation. If a registered Shareholder cannot attend the Meeting but wishes to vote on the resolutions, the registered Shareholder should sign, date and deliver the enclosed form of proxy to the Corporation’s registrar and transfer agent, AST Trust Company (Canada) (“AST”), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6 or by e-mail to proxyvote@astfinancial.com. A Shareholder may appoint a person or company (who need not be a Shareholder) to represent the Shareholder at the Meeting other than the person or company, if any, designated in the form of proxy to represent them at the Meeting or any adjournment thereof by striking out the printed name of such person or company and inserting such other person or company’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the chair of the Meeting in his discretion, and the chair is under no obligation to accept or reject any particular late proxy.

A registered Shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the registered Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares represented by the form of proxy submitted by a registered Shareholder will be voted in accordance with the directions, if any, given in the form of proxy.

To be valid, a form of proxy must be executed by a registered Shareholder or a registered Shareholder’s attorney duly authorized in writing or, if the registered Shareholder is a body corporate, under its corporate seal or, by a duly authorized officer or attorney.

Revocation of Proxies

A Shareholder may revoke a proxy given pursuant to this solicitation by an instrument in writing, including another proxy bearing a later date, executed by the Shareholder or by its attorney authorized in writing, and deposited either at the Corporation’s registrar and transfer agent, AST, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the chair of such Meeting on the day of the Meeting, or in any other manner permitted by law.

Voting by Non-Registered Shareholders

Only registered Shareholders or duly appointed proxyholders are permitted to attend and vote at the virtual Meeting. Many Shareholders are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered Shareholder in respect of Common Shares which are held on behalf of that person (a “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.,“CDS”) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 - Communication With Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (the “CSA”), the Corporation has distributed copies of the notice of meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Frequently, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be provided with a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the enclosed form of proxy and deposit it with the Corporation’s transfer agent as provided above; or

(b)	more typically, be provided with a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company (or as an alternative, votes may often be registered by telephone or over the Internet), will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote on-line at the virtual Meeting, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company, including those regarding when and where the proxy or voting instruction form is to be delivered.

Voting of Common Shares Represented by Management Proxies

On any ballot that may be called for at the Meeting, the Common Shares represented by each properly executed proxy in favour of the persons designated in the enclosed form of proxy received by the Corporation will, subject to Section 148 of the Canadian Business Corporations Act (the “CBCA”), be voted or withheld from voting in accordance with the specifications given by the Shareholder. In the absence of such specifications in an enclosed form of proxy where the Shareholder has appointed the persons whose names have been pre-printed in the enclosed form of proxy as the Shareholder’s nominee at the Meeting, the Common Shares represented by such proxies will be voted FOR (a) the Auditors Appointment Resolution; (b) the Election of Directors Resolution; and (c) the Option Plan Resolution.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting and any other matters which may properly come before the Meeting. Management knows of no such amendments or variations to matters identified in the notice of meeting or other matters to come before the Meeting. However, where a Shareholder has appointed the persons whose names have been pre-printed in the enclosed form of proxy as the Shareholder’s nominee at the Meeting, if any amendments or variations to matters identified in the notice of meeting or other matters which are not now known to management should properly come before the Meeting, the enclosed form of proxy may be voted on such matters in accordance with the best judgment of the person voting the proxy.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed herein, no director or executive officer of the Corporation who has held such position at any time since the beginning of the Corporation’s last financial year, each proposed nominee for election as a director of the Corporation, and associates or affiliates of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting. Directors and executive officers of the Corporation have an interest in the Option Plan Resolution as such persons are eligible to be and have been granted awards under the Option Plan.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Class A Common Shares without par value (the “Common Shares”), with the right to:

(a)	vote at any meeting of Shareholders;

(b)	receive, as and when declared by the directors of the Corporation, any dividends payable on such dates, for such amounts and at such place or places as the Board of Directors may from time to time determine; and

(c)	receive the remaining property of the Corporation on liquidation or dissolution.

As of the date hereof, there are 150,628,325 Common Shares issued and outstanding.

The Corporation has prepared a list of all persons who are registered holders of Common Shares on the Record Date and the number of Common Shares registered in their name on that date. Each Shareholder is entitled to one vote on all matters to be acted upon at the Meeting for each Common Share registered in his name as it appears on the list of registered Shareholders. At the close of business on the Record Date, there were 150,628,325 Common Shares outstanding. Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting.

Other than as disclosed in the table below, to the knowledge of the directors and officers of the Corporation, as of the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the votes attached to all outstanding Common Shares of the Corporation.

Name of Shareholder	Number of Common Shares(1)(2)	Percentage of Common Shares
P. Peter Pascali(3)	73,813,722	49.00%

Notes:

(1)	The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained by the Corporation from publicly disclosed information.
(2)	On a non-diluted basis.
(3)	6,234,781 Common Shares are beneficially owned by Fiducie de Crédit Mellon Trust of which Mr. Pascali is a trustee and beneficiary; 7,251,000 Common Shares are beneficially owned by 8339856 Canada Inc., of which Mr. Pascali exercises control; and 60,327,941 Common Shares are owned by Mr. Pascali. Please see “Particulars of Matters to Be Acted upon by Shareholders at the Meeting – Election of Directors.”

PARTICULARS OF MATTERS TO BE ACTED UPON BY SHAREHOLDERS AT THE MEETING

Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2019, and report of the auditors thereon, have been approved by the Board and will be presented at the Meeting. No vote of the Shareholders is required with respect to this item of business.

Appointment of Auditor

KPMG LLP (“KPMG”) as the independent registered certified auditors of the Corporation. Management proposes that KPMG be appointed as auditors of the Corporation, to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix its remuneration.

Unless the Shareholder has specifically instructed in the accompanying form of proxy that the Common Shares represented by such proxy are to be withheld or voted otherwise, the persons named in the accompanying proxy will vote FOR the appointment of KPMG as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and to authorize the Board of Directors to fix its remuneration.

Election of Directors

The articles of the Corporation provide that the Board of Directors of the Corporation consists of a minimum of three (3) and a maximum of fifteen (15) directors. At the Meeting, the seven (7) persons named hereunder will be proposed for election as directors of the Corporation. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the person named in the accompanying proxy to vote the proxy for the election of any other person or person in place of any nominee or nominees unable to serve.

The Board of Directors unanimously recommends that Shareholders vote FOR the Election of Directors Resolution.

Unless the Shareholder has specifically instructed in the enclosed form of proxy that the Common Shares represented by such proxy are to be withheld from voting, the person named in the accompanying proxy will vote FOR the election of the below named directors.

The following table and the notes thereto state the names and the province or state, and country of residence of all persons proposed to be nominated for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments and abbreviated biographies, their periods of service as directors of the Corporation and the number of Common Shares beneficially owned or over which control or direction is exercised by each of them as at the date hereof. If elected, each director will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless prior thereto the director resigns, or the director’s office becomes vacant by reason of death or other cause.

Name and Province or State, and Country of Residence of Each Proposed Director	Principal Occupation over the Last Five Years	Director Since	Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(1)(2)
P. Peter Pascali Quebec, Canada,	President, Chief Executive Officer, and Director of the Corporation.	June 2006	73,813,722 Common Shares
Robert Radin(3) South Carolina, USA	President of Radin & Associates Consulting, LLC since 2011; U.S. Army Assistant Deputy Chief of Staff, G-4 from 2009 to 2011; Commanding General of the U.S. Army Sustainment Command from 2007 to 2009.	February 2012	650,000 Common Shares
Andrew Abdalla(3), Quebec, Canada

Chair of the Audit Committee, CA. Senior partner at MNP LLP. Past director of Cedars Cancer Foundation and YES Montreal, Past President and Director of the Financial and Estate Planning Council of Montreal

		May 2018	Nil
Dr. Virendra Jha Quebec, Canada	Director on the Board of the Atomic Energy of Canada Limited. Current; Member of the Order of Canada; Vice President Canadian Space Agency 2003 to 2008; Acting President of the Canadian Space Agency 2005 to 2006;Chief Engineering Adviser at the Canadian Space Agency until his retirement in 2014.	September 2019	Nil
Michael Blank(3) Quebec, Canada,	Previously V.P. Finance at Newtrax Technologies from 2016 to 2019; Chief Financial Officer at Sonomax Technologies Inc./Eers Global Technologies Inc. from 2009 to 2016.	September 2019	Nil
Rodayna Kafal(4) Quebec, Canada	Current VP, Investor Relations and Strategic Business Development at PyroGenesis Canada Inc.	New nomination for director	59,867 Common Shares
Rodney Beveridge(5) Quebec, Canada	Vice President, Portfolio Manager at TD Wealth Private Investment Advice.	New nomination for director	Nil

Notes:

(1)	The information with respect to the Common Shares beneficially owned, controlled or directed, is not within the direct knowledge of the Corporation and has been furnished by the respective individuals.
(2)	Particulars of options held by each nominee, if any, are set out in the section “Executive Compensation – Incentive Plan Awards” and “Executive Compensation - Director Compensation – Incentive Plan Awards”.
(3)	Member of the Audit Committee of the Corporation (the “Audit Committee”).
(4)	Ms. Kafal is a nominee for Director.
(5)	Mr. Beveridge is a nominee for Director.

As a group, the proposed directors beneficially own, control or direct, directly or indirectly, 74,523,589 Common Shares, representing approximately 49.48% of the issued and outstanding Common Shares as of the date hereof.

Biographies

The following is a brief description of the current and proposed directors of the Corporation:

P. Peter Pascali – President, Chief Executive Officer and Director:

After graduating with an MBA from McGill University, Montreal in 1983, Mr. Pascali became an investment banker specializing in mergers and acquisitions and then public offerings. He initially worked for the Bank of Nova Scotia and then, in 1987, joined Westpac Banking Corporation. In 1989, he was recruited by DeGeorge Financial Corporation as a strategic advisor. Mr. Pascali joined the Corporation in 1992 where he has been responsible for developing the business strategy and marketing focus for commercializing the Corporation’s technologies and running the business. Mr. Pascali continues to develop the Corporation’s strategy and oversee the operational management as the President and Chief Executive Officer.

Robert M. Radin - Director:

Mr. Radin has recently retired from the U.S. Army after serving for over 35 years and attaining the rank of Major General.  His last assignment was as the U.S. Army Assistant Deputy Chief of Staff, G-4, (Logistics), the Pentagon, and Washington, DC.  In this position he was responsible for policy development, strategic planning and budget programming for distribution, logistics force structure, readiness reporting, Army pre-positions stocks, contingency contracting and support of U.S. Army worldwide operations.  Prior to joining the Army Staff, he served as the Commanding General of the U.S. Army Sustainment Command at Rock Island, Illinois.  Other key assignments include: Deputy Chief of Staff for Operations and Logistics for the U.S. Army Materiel Command form 2005 to 2007; Commanding General of the Joint Munitions Command form 2004 to 2005; and from 2003 to 2004 was deployed to Kuwait as the Commanding General, U.S. Army Materiel Command-SWA and was responsible for support of U.S. land forces in Kuwait, Iraq, Afghanistan and Djibouti.  After retiring from the Army in June 2011, he founded Radin & Associates Consulting, LLC, a firm that assists clients with supply chain related issues.  Mr. Radin has graduated from the U.S. Military Academy at West Point and holds postgraduate degrees from the Florida Institute of Technology and the National Defense University.

Andrew Abdalla – Chair of the Audit Committee and Director:

Mr. Abdalla is a partner at MNP, a leading national accounting, tax and business consulting firm in Canada. Mr. Abdalla brings more than 20 years of strategic planning, and tax advice, with a specific focus on sales and income tax, acquisitions and divestitures, business valuations, corporate reorganizations and spinoffs. Mr. Abdalla received his Chartered Professional Accountant (CPA, CA) designation in 1987. He holds a Bachelor of Commerce and a graduate diploma in public accounting from Concordia University in Montreal.

Dr. Virendra Jha – Director:

Dr. Jha, Member of the order of Canada, has over 42 years of experience in the Canadian Space Program ranging from in-depth engineering work to senior management positions in both the Private and the Public Sectors. Dr. Jha began his space career in 1972 when he joined the Aerospace group of RCA Limited Montreal, which later became Spar Aerospace Limited. In 1988, he became the Director of Engineering at Spar Aerospace Limited. In 1991 Dr. Jha joined the Canadian Space Agency as Director of the Space Mechanics Group. In 1996, he was promoted to the position of Director General, Space Technologies Branch of the CSA. From 2003 till 2008, he was the Vice-President responsible for Science, Technology and Programs at the Canadian Space Agency. As Vice President, Dr. Jha provided strategic direction, vision and leadership to all core technical sectors of the Agency. From November 2005 until February 2006, Dr. Jha also served as the Acting President of the Canadian Space Agency. He was Chief Engineering Adviser at the Canadian Space Agency until his retirement in 2014. Dr. Jha received his B. Tech. degree in Mechanical Engineering from the Indian Institute of Technology Delhi India, his Master’s degree in Mechanical engineering from McMaster University, Hamilton, Canada, and his Ph.D. degree in Mechanical Engineering from Concordia University, Montreal, Canada and the C.Dir. (Chartered Director) Degree from McMaster University, Hamilton, Canada. Dr. Jha’s technical contributions in Canadian Space Program as well as in International Space activities have been significant. His leadership and commitment to the profession is reflected by his recognition and active participation in many groups, committees and advisory boards. Dr. Jha currently serves as a director on the Board of the Atomic Energy of Canada Limited (“AECL”), a Canadian federal Crown Corporation and Canada’s largest nuclear science and technology laboratory.

Michael Blank – Acting Chief Financial Officer and Director:

Mr. Blank has over 30 years of executive experience in leading finance and operations for private and public organizations, Mr. Blank has a sound professional judgement in business plan preparation, budgeting, cash flow management and internal control implementation. As the Chief Financial Officer of global publicly held corporations, Mr. Blank has gained significant experience in financial reporting, accounting, finance and capital management, investor relations, and international operations. Mr. Blank has acquired an extensive knowledge of taxation and audit over 10 years at KPMG, a leading international public accounting and consulting firm, in Canada and Europe. Adept at explaining complex accounting and tax rules and their impacts on businesses, he provided corporate tax consulting and the information clients rely on to make strong business decisions. Mr. Blank holds a bachelor’s degree in commerce with finance and accounting major with honors, from Queen’s University and a Diploma in Public Accounting from McGill University.
Mr. Blank is a designated Chartered Professional Accountant (CPA), and qualifies as a Chartered Accountant (CA).

Rodayna Kafal – New Nominee for Director:

Upon graduating from McGill University in 2009 (Bachelor’s degree in Chemical Engineering), Ms. Kafal took on lead roles in process engineering at the Natural Gas Technologies Centre in Montreal, where she was responsible for managing a number of high level projects. Thereafter, she enrolled in a two-year graduate program in Industrial Engineering and Project Management at École Polytechnique de Montréal. Ms. Kafal joined PyroGenesis with a strong background in process engineering, combined with practical experience in sales, promotional activities and business relations. Ms. Kafal has been a member of PyroGenesis’ Strategic Management Group since 2016 where she has been instrumental in providing input into all aspects of PyroGenesis’ growth and represented the views of the investor community. As Vice President, Investor Relations and Strategic Business Development, Ms. Kafal continues to oversee PyroGenesis’ complete investor relations program, while managing the Company’s marketing team.

Rodney Beveridge – New Nominee for Director:

Mr. Beveridge holds the Chartered Investment Management (CIM®) designation as well as a Bachelor of Arts in Honour Applied Economics and a Bachelor of Science in Biochemistry, both from Queen’s University. Mr. Beveridge is currently Vice President, Portfolio Manager at TD Wealth Private Investment Advice and has been actively involved in the financial markets since 2006. Mr. Beveridge has a unique understanding of retail markets and corporate financial structures.

Cease Trade Orders or Bankruptcies

No proposed director of the Corporation:

1.	is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

2.	is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

3.	has, within the 10 years, before the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to, or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

As at the date hereof, no proposed director of the Corporation has been subject to:

1.	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

2.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Option Plan Re-approval

Shareholders of the Corporation originally approved the implementation of the Option Plan in June 2011. Under the terms and conditions of the Option Plan, up to a maximum of 10% of the issued and outstanding Common Shares of the Corporation are reserved for directors, officers, employees and other service providers. Please see “Equity Compensation Plan Information – The Option Plan” for a summary of the Option Plan.

The TSX Venture Exchange (the “Exchange”) policy requires that rolling stock option plans, such as that of the Corporation, be approved and ratified by Shareholders and the Exchange on an annual basis.

Shareholder Approval

Shareholders approved the introduction of the Option Plan at the Corporation’s annual and special meeting of Shareholders in June 2011. Further, Shareholder approval is not required for option grants made in accordance with the Option Plan, except as required by Exchange policy. Pursuant to such policies, disinterested Shareholder approval is required when the number of Common Shares reserved for issuance under the Option Plan exceeds a 10% threshold. While options were granted in the financial year ended December 31, 2012, none were granted in the year ended December 31, 2013, nor in the year ended December 31, 2014. Options were subsequently granted in the year ended December 31, 2015, 2016, 2017, 2018 and 2019, however the ten percent (10%) threshold was not surpassed and thus disinterested Shareholder approval will not be sought at this Meeting.

Board of Directors’ Recommendation

The Board of Directors unanimously recommends that the Shareholders vote FOR the re-approval of the Option Plan Resolution.

Approval

To be effective, the Option Plan Resolution must be approved by an Ordinary Resolution of Shareholders, either on-line or by proxy. Shareholders will be asked to consider and, if deemed appropriate, to pass the Option Plan Resolution. Pursuant to the policies of the Exchange, the Option Plan Resolution must be approved by not less than a majority of the votes cast in respect thereof by Shareholders present on-line or by proxy at the virtual Meeting.

Unless the Shareholder has specifically instructed in the enclosed form of proxy that the Common Shares represented by such proxy are to be voted against the Option Plan Resolution, the persons named in the accompanying proxy will vote FOR the Option Plan Resolution.

The following is the text of the Option Plan Resolution which will be put forward for approval by the Shareholders at the Meeting:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT”:

1.	the Corporation’s Option Plan, as described in Schedule “A” of this management information circular of the Corporation dated August 17, 2020, and the grant of options thereunder, in accordance therewith, be hereby approved; and

2.	any one director or officer of the Corporation be, and such director or officer of the Corporation is hereby, authorized, instructed and empowered, acting for, in the name of and on behalf of the Corporation, to do or to cause all such other acts and things in the opinion of such director or officer of the Corporation as may be necessary or desirable in order to fulfill the intent of this foregoing resolution.”

Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matter properly comes before the Meeting, the form of proxy furnished by the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

Securities legislation requires the disclosure of compensation received by each “Named Executive Officer” or “NEO” of the Corporation for the three most recently completed financial years. “Named Executive Officer” is defined by the legislation to mean: (i) each of the Chief Executive Officer and the Chief Financial Officer (or an individual that served in a similar capacity) of the Corporation; (ii) each of the Corporation’s three most highly compensated executive officers, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and the Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation, individually, exceeds $150,000; and (iii) any additional individual for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the Corporation or its subsidiaries at the end of the most recently completed financial year end of the Corporation.

P. Peter Pascali, CEO, Michael Blank, current Acting CFO, and Pierre Carabin, CTO & Chief Strategist are the NEOs of the Corporation for purposes of the following disclosure.

Until July 11, 2011, the Corporation was a capital pool company (“CPC”) in accordance with the policies of the Exchange, named Industrial Growth Income Corporation (“IGIC”), which did not conduct any active business operations. On July 11, 2011, the Corporation completed its qualifying transaction and an amalgamation whereby IGIC and PyroGenesis Inc. amalgamated into one corporation named PyroGenesis Canada Inc.

Given the size of its Board of Directors, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified below.

The Board also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Corporation’s senior management and sets plans and specific goals at the beginning of every review period. The Board reviews compensation of senior management on an annual basis.

Overview of Compensation Philosophy

The Corporation believes that the creation of long-term value for Shareholders depends on its ability to attract, motivate and retain highly talented executives. The Corporation intends to encourage sustained profitability and increase Shareholder value by relating executive compensation to the Corporation’s operating and financial performance. Using equity based compensation and other mechanisms the Corporation aims to align the long-term interests of its executive team with that of its Shareholders. It is intended that the Corporation’s compensation program will also be designed to increase the probability of retaining key employees.

It is the Corporation’s intention that the following principles shall guide the Corporation’s overall compensation philosophy going forward: (a) providing a fair and competitive level of compensation; (b) attracting, retaining and motivating qualified executives who are critical to the Corporation’s long-term success; (c) rewarding performance, both on an individual basis and with respect to the business in general; and (d) reinforcing the link between Shareholders’ interests and the compensation of the Corporation’s executives.

Elements of Executive Compensation

In compensating its senior executive officers, the Corporation currently employs a combination of annual compensation in the form of base salary and long-term equity based incentives in the form of option grants under the Option Plan. The Corporation also provides its senior executive officers with competitive benefits and perquisites.

Cash-Based Compensation

Base Salary – Salaries form an essential component of the Corporation’s compensation package as they are the first base measure to compensate performance as well as to remain competitive relative to peers in the industry. Base salaries are fixed and therefore not subject to uncertainty and are used as the basis to determine other elements of compensation and benefits. NEOs with employment agreements with the Corporation will be paid an annual salary that also takes into account his or her existing professional qualifications and experience. The NEOs’ performances and salaries are to be reviewed periodically by the CEO based on pre-established management objectives determined by him in consultation with the Board. The CEO’s performance is reviewed by the full Board based on pre-established management objectives.

Equity Incentive Plans

Options – The granting of options is to act as a variable component of compensation intended to attract, motivate and reward the executive officers and directors of the Corporation in advancing the success and interests of the Corporation. In determining the number of options to be granted under the Option Plan, the Board gives consideration to, among other things, the individual’s current and potential contribution to the success of the Corporation as well as the relative position of the individual within the Corporation.

Additionally, the Corporation may also utilize the grant of options upon hiring of new employees as an element of compensation designed to attract qualified personnel. The grant of options would typically be included in the terms of the particular individual’s employment offer letter and the number of options granted would depend on the Corporation’s level of desire to retain the particular individual, the particular responsibilities of the position and the individual’s level of experience. Please see “Securities Authorized for Issuance under Equity Compensation Plans – The Option Plan” for further details regarding the Option Plan.

Benefits and Perquisites

The Corporation’s employee benefit program for employees and executive officers includes life, medical, dental and disability insurance. Perquisites are offered to executive officers, which include benefits linked to transportation and parking. The Corporation did not use benchmarking to determine these benefits.

Pension Plan Benefits

The Corporation’s group retirement pension plan (the “Pension Plan”) is a deferred profit sharing plan, created to allow the employees and executive officers to accumulate capital for their retirement. The Pension Plan was established for all employees who, in the opinion of the Board of Directors, have materially and significantly contributed to the prosperity and profits of the Corporation. According to the Pension Plan, the Corporation is required to contribute out of the profits of the Corporation, to a maximum amount of 2% of the employee’s base salary. The Corporation’s contribution will be such amount which, in the opinion of the Board of Directors, is warranted by the profits and overall financial position of the Corporation. The employees’ and the Corporation’s contributions are subject to the maximum eligible amount allowed for under the Income Tax Act (Canada). Employees choose, on their own, the financial products to invest their contributions and those of the Corporation.

The following table summarizes the contribution accounts of the NEOs:

	Accumulated value as at December 31, 2018	Compensatory	Accumulated value as at December 31, 2019
Name	($) (1)	($) (2)	($) (3)
P. Peter Pascali	$21,228	$4,800	$29,649
Pierre Carabin	$13,839	$3,360	$19,325
Alan Curleigh (4)	Nil	Nil	Nil
Michael Blank (5)	Nil	Nil	Nil

Notes:

(1)	Represents the market value of the Pension Plan at December 31, 2018, including accumulated contributions, net investment income, less any withdrawals.

(2)	The Corporation paid contribution into the Pension Plan during 2019. This amount is matched by the employee, but not included in this amount.

(3)	Represents the market value of the Pension Plan at December 31, 2019, including accumulated contributions, net investment income, less any withdrawals.

(4)	Mr. Curleigh does not participate in the Corporation’s Pension Plan and resigned as Acting Chief Financial Officer and Chair of the Corporation at September 29, 2019.

(5)	Mr. Blank appointed on September 29, 2019 as Acting CFO and Director of the Corporation, does not participate in the Corporation’s Pension Plan.

Compensation Governance

Financial Risk Management

The Corporation’s compensation practices alleviate risk by having a balance of short term and long term compensation. For example, substantial grants of options do not vest in a year, which allows for continued appreciation and does not jeopardize the Corporation.

Compensation Consultants and Advisors

There were no compensation consultants or advisors retained by the Corporation during the financial year ended December 31, 2019.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation for the three financial years ended respectively December 31, 2017, December 31, 2018 and December 31, 2019, in respect of the NEOs, in accordance with National Instrument Form 51-102F6.

					Non-equity incentive plan compensation (S)
Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
P. Peter Pascali,	2019	$240,000	N/A	$0	N/A	N/A	$4,800	$11,826	$256,626
Chief Executive Officer	2018	$240,000	N/A	$0	N/A	N/A	$4,800	$11,727	$256,527
	2017	$240,000	N/A	$858,526	N/A	N/A	$4,800	$32,885	$1,136,211
Pierre Carrabin,	2019	$168,000	N/A	$0	N/A	N/A	$3,360	$1,367	$172,727
CTO & Chief Strategist	2018	$168,000	N/A	$30,000	N/A	N/A	$3,360	$1,339	$202,699
	2017	$166,000	N/A	$0	N/A	N/A	$3,321	$1,197	$170,518
Michael Blank,	2019	$8,500	N/A	$68,000	N/A	N/A	$0	$0	$76,500
Acting Chief	2018	$0	N/A	$0	N/A	N/A	$0	$0	$0
Financial Officer(2)	2017	$0	N/A	$0	N/A	N/A	$0	$0	$0
Alan Curleigh,	2019	$46,750	N/A	$0	N/A	N/A	$0	$0	$46,750
Former Acting Chief	2018	$69,000	N/A	$0	N/A	N/A	$0	$0	$69,000
Financial Officer(3)	2017	$69,000	N/A	$0	N/A	N/A	$0	$0	$69,000

Notes:

(1)	Represents the total grant date fair value of options granted and may not represent the amounts the recipient will actually realize from the awards. The fair value of the options has been estimated at the date of the grant in accordance with IFRS using a Black-Scholes option pricing model.
(2)	Mr. Blank is the current Acting Chief Financial Officer and Director of the Corporation; In the year ended December 31, 2019, Mr. Blank earned $8,500 for his Board and corporate related services.
(3)	Mr. Curleigh is no longer acting Chief Financial Officer of the Corporation and Chair of the Board of Directors of the Corporation as of September 2019; In the year ended December 31, 2019, Mr. Curleigh earned $46,750 for his Board and corporate related services.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO with an employment agreement with the Corporation as of December 31, 2019.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested
P. Peter Pascali(2)	600,000	$0.30	Feb. 12, 2020	$96,000
	3,000,000	$0.18	Sept. 25, 2021	$840,000	N/A	N/A
	2,400,000	$0.58	Nov. 3, 2022	$0
Pierre Carabin(3)	70,000	$0.30	Feb. 12, 2020	$11,200	N/A	N/A
	100,000	$0.52	Oct. 29, 2023	$0
Michael Blank(4)	200,000	$0.51	Sept. 29, 2024	$0	N/A	N/A

Notes:

(1)	Based on the closing price of Common Shares of the Corporation on the Exchange on December 31, 2019 of C$0.46 per Common Share.
(2)	In accordance with Mr. Pascali’s Option Agreement dated February 12, 2015, his options to purchase 600,000 Common Shares vest as follows: 25% vested on February 12, 2015, 25% vested on February 12, 2016, 25% vested on February 12, 2017 and 25% vested on February 12, 2018. In accordance with Mr. Pascali’s Option Agreement dated September 26, 2016, as amended on November 22, 2016, his options to purchase 3,000,000 Common Shares vests as follows: 2,500,000 vested on September 26, 2016, and the remaining 500,000 vested on September 26, 2017. In accordance with Mr. Pascali’s Option Agreement dated November 3, 2017, his options to purchase 2,400,000 Common Shares vest as follows: 50% vested on November 3, 2017 and 50% will vest on November 3, 2018.
(3)	In accordance with Mr. Carabin's Option Agreement dated February 12, 2015, his options to purchase 250,000 Common Shares vest as follows: 25% vested on February 12, 2015, 25% vested on February 12, 2016, 25% vested on February 12, 2017 and 25% vested on February 12, 2018. In accordance with Mr. Carabin’s Option Agreement dated October 29, 2018, his options to purchase 100,000 Common Shares vest as follows: 10% vested on October 29, 2018, 20% will vested on October 29, 2019, 30% on October 29, 2020 and the final 40% on October 29, 2021.
(4)	In accordance with Mr. Blank’s Options Agreement dated September 29, 2019, his options to purchase 200,000 Common Shares vest as follows: 50% vested on September 29, 2019, and 50% on September 29, 2020.

Options/SAR Grants during the most recently completed financial year – December 31, 2019

NEO name	Securities, Under Options / SARs Granted (#)	% of Total Options / SARs Granted to Employees in the Financial Year	Exercise of Base Price ($/Security)	Market Value of Securities Underlying Options / SARs on the Date of Grant ($ security)	Expiration Date
P. Peter Pascali (1)	NIL	N/A	N/A	N/A	N/A
Pierre Carabin (2)	NIL	N/A	N/A	N/A	N/A
Michael Blank (3)	200,000	50%	$0.51	$102,000.00	Sept. 29, 2024
Alan Curleigh (4)	NIL	N/A	N/A	N/A	N/A

Notes:

(1)	All Option grants for Mr. Pascali are reflected in the Incentive Plan Awards Table for the NEOs detailed above.

(2)	All Option grants for Mr. Carabin are reflected in the Incentive Plan Awards Tables for the NEOs detailed above.

(3)	All Option grants for Mr. Blank are reflected in the Incentive Plan Awards Tables for the NEOs detailed above.

(4)	All Option grants for Mr. Curleigh are reflected in the Incentive Plan Awards Tables for the NEOs detailed above.

Termination Benefits

During the financial year ended December 31, 2019, the Corporation had employment agreements with the following NEOs: Mr. Pascali and Mr. Carabin.

The NEOs employment agreements provide that if the Corporation terminates their employment for any reason other than for cause, death, disability or upon change of control of the Corporation, the NEOs shall be entitled to a three (3) months’ notice, or in lieu of that notice, they shall receive an amount equivalent to one year’s base salary with all accrued benefits.

Estimated Incremental Payments on Termination without Cause

The following table provides details regarding the estimated incremental payments from the Corporation to each of the NEOs with employment agreements with the Corporation on termination without cause. If a NEO is terminated without cause, for any reason other than death or disability, then the Corporation shall give them written notice of such termination.

Name (1)	Severance Period (# of months)	Base Salary	Pro rated Bonus / Other	Premium Contributions (2)	Option Based Awards (3)	Total Payment
P. Peter Pascali	12	$240,000	$0	$16,626	$936,000	$1,192,626
Pierre Carabin	12	$168,000	$0	$4,727	$11,200	$183,927
Michael Blank (4)	0	Nil	$0	Nil	$0	$0
Alan Curleigh (5)	0	Nil	$0	Nil	$0	$0
Total	24	$408,000	$0	$21,353	$947,200	$1,376,553

Notes;

(1)	NEOs terminated without cause are not entitled to a bonus.

(2)	An amount equal to the number of months premium contributions paid on behalf of the NEO immediately prior to the termination in connection with the NEO’s participation in the Corporation’s health insurance plan and Pension Plan.

(3)	Each employee’s stock options shall be exercisable for a period of ninety (90) days if the NEO shall cease to be a Participant as defined in the Option Agreement, and in no event after the expiry date of the option. The amounts represent the value of the option- based awards as of the end of the completed financial year using the closing market price of the Corporation’s securities on that date of $0.46 per Common Share.

(4)	Mr. Blank is the current Acting Chief Financial Officer and Director. Mr. Blank does not have an employment agreement with the Corporation.

(5)	Mr. Curleigh no longer holds the position of Acting Chief Financial Officer and Chair of the Board of Directors. Mr. Curleigh does not have an employment agreement with the Corporation.

Non-Competition and Non-Solicitation

As per their employment agreements, the NEOs are bound by non-competition and non-solicitation of clients and employees clauses for up to one (1) year following the termination of their employment with the Corporation.

Exercise of Options

In addition, a NEO’s stock option(s) shall be exercisable for a period of ninety (90) days if the NEO ceases to be a Participant as defined in the Option Agreement, and in no event after the expiry date of the option.

Director Compensation

In July 2011, the Board determined that non-management directors of the Corporation are to be compensated in accordance with the Corporation’s Retainer and Per-Diem Guidelines (the “Guidelines”), that is, each director shall be paid a $10,000 annual retainer and each director shall be paid a $2,000 per diem for Board related activities in accordance with the Guidelines. No other remuneration has been paid to the directors for their services as directors, except as indicated herein and for reimbursements of reasonable out-of-pocket expenses incurred in connection with such duties. Directors are also eligible to participate in the Option Plan.

Between 2016 and 2019, directors of the Corporation were granted additional options pursuant to the Option Plan. The table below discloses all amounts of compensation paid or accrued to the directors for the financial year ended December 31, 2019.

	Fee	Share - based		Non-equity incentive plan	Pension	All other	Total
Name	earned $	awards $	Option Based Awards (2)	compensation $	Value $	compensation $	Compensation $
Alan Curleigh (1)	$0	$0	$0	$0	$0	$0	$0
P. Peter Pascali (2)	$0	$0	$0	$0	$0	$0	$0
Michael Blank (2)	$8,500	$0	$68,000	$0	$0	$0	$76,500
Robert Radin	$18,250	$0	$0	$0	$0	$0	$18,250
Christopher Twigge-Molecey (3)	$9,750	$0	$0	$0	$0	$0	$9,750
Andrew Abdalla	$19,000	$0	$0	$0	$0	$0	$19,000
Dr. Virendra Jha (4)	$8,500	$0	$68,000	$0	$0	$0	$76,500
Total	$64,000	$0	$136,000	$0	$0	$0	$200,000

Notes:

(1)	Mr. Curleigh is no longer Director or NEO of the Corporation. All compensation received by Mr. Curleigh are reflected in the Summary Compensation Table for the NEOs.

(2)	Mr. Pascali and Mr. Blank (appointed as Acting CFO and Director) are current Directors and NEOs of the Corporation. All compensation received by Mr. Pascali and Mr. Blank are reflected in the Summary Compensation Table for the NEOs.

(3)	Mr. Twigge-Molecey is no longer Director of the Corporation.

(4)	Dr. Jha appointed on September 29, 2019 as Director of the Corporation.

(5)	Represents the total grant date fair value of options granted in the latest financial year and may not represent the amounts the recipient will actually realize from the awards. The fair value of the options has been estimated at the date of the grant in accordance with IFRS using a Black-Scholes option pricing model.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding during the financial year ended December 31, 2019:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested
Robert Radin(3)	100,000	$0.30	Feb. 12, 2020	$16,000	N/A	N/A
	250,000	$0.52	May. 10, 2023	$0	N/A	N/A
Andrew Abdalla(4)	300,000	$0.51	July. 3, 2023	$0	N/A	N/A
Dr. Virendra Jha(5)	200,000	$0.51	Sept. 29, 2024	$0	N/A	N/A

Notes:

(1)	Mr. Pascali and Mr. Blank are current Directors and NEOs of the Corporation. All incentive plan awards received by the director is reflected in the Incentive Plan Awards table for the NEO.

(2)	Based on the closing price of the Corporation’s Common Shares on the Exchange on December 31, 2019 of $0.46 per Common Share.

(3)	In accordance with Mr. Radin's Option Agreement dated February 12, 2015, his options to purchase 100,000 Common Shares vest as follows: 25% vested on February 12, 2015, 25% vested on February 12, 2016, 25% vested on February 12, 2017 and 25% vested on February 12, 2018.

(4)	In accordance with Mr. Abdalla’s Option Agreement dated May 10, 2018, his options to purchase 250,000 Common Shares vest as follows: 50% vested May 10, 2018 and 50% vested on May 10, 2019. In accordance with Mr. Abdalla’s Option Agreement dated July 3, 2018, his options to purchase 300,000 Common Shares vest as follows: 50% vested July 3, 2018 and 50% vested on July 3, 2019.

(5)	In accordance with Dr. Jha’s Option Agreement dated September 29, 2019, his options to purchase 100,000 Common Shares vest as follows: 50% vested on September 29, 2019 and 50% will vest on September 29, 2020.

The following table provides information regarding the value vested or earned on incentive plan awards during the financial year ended December 31, 2019:

Name(1)	Option-based Awards - Value vested during the year ($) (2)	Share-based awards - Value vested during the year ($)	Non- equity incentive plan compensation - Value earned during the year ($)
Robert Radin	$0	NA	NA
Andrew Abdalla	$17,750	NA	NA
Dr. Virendra Jha	$0	NA	NA
Christopher Twigge-Molecey(3)	$0	NA	NA

Notes:

(1)	Mr. Pascali and Mr. Blank are current Directors and NEOs of the Corporation. All incentive plan awards received by Mr. Pascali and Mr. Blank are reflected in the Incentive Plan Awards table for the NEOs.

(2)	Aggregate dollar value that would have been realized if the options had been exercised on the vesting date (computed based on the difference between the market price of shares at exercise and the exercise price of the options on the vesting date).

(3)	Mr. Twigge-Molecey is no longer a Director of the Corporation.

External Management Companies

There are currently no contracts with external management companies in effect.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The only compensation plan of the Corporation under which equity securities are currently authorized for issuance is the Option Plan. The Option Plan was previously reapproved by the Shareholders of the Corporation in June 2016. The table below summarizes information in relation to the Common Shares reserved for issuance under the Option Plan as of December 31, 2019.

Plan	Number of Securities to be issued upon exercise of outstanding options		Weighted average exercise price of outstanding options	Number of Securities remaining available for issuance
Option Plan (approved by Shareholders)	8,438,000	(1)	$0.37	5,692,345
Option Plan (not approved by Shareholders)	N/A		N/A	N/A

Notes:

(1)	Based on 10% of the Corporation’s issued and outstanding Common Shares as of the end of the Corporation’s most recently completed financial year.

As of the date hereof, there are 9,090,000 options of the Corporation outstanding (6% of the current issued and outstanding Common Shares of the Corporation).

The Option Plan

The Option Plan provides that up to ten percent (10%) of the issued and outstanding Common Shares from time to time may be reserved for issuance upon the exercise of options granted.

The purpose of the Option Plan is to advance the interests of the Corporation by encouraging the directors, officers and key employees of the Corporation and consultants retained by the Corporation to increase the proprietary interests of such persons in the Corporation; align the interests of such persons with the interests of the Corporation's Shareholders generally; encourage such persons to remain associated with the Corporation; and furnish such persons with an additional incentive in their efforts on behalf of the Corporation.

The options are non-assignable and may be granted for a term not exceeding five years.

Options may be granted to directors, officers, employees and other service providers (the “Participants”) subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Corporation’s Common Shares may be listed or may trade from time to time.

The Board of Directors of the Corporation is responsible for providing for the granting, exercise and method of exercise of Options.

The securities that may be acquired by Participants under the Option Plan shall consist of authorized but unissued Common Shares. The Common Shares may be acquired upon the exercise of such Option provided that the minimum exercise price shall not be less than the Discounted Market Price as defined in the Exchange Corporate Finance Manual.

The aggregate number of Common Shares reserved for issuance under the Option Plan, or any other plan or agreement of the Corporation, shall not exceed ten percent (10%) of the total number of issued and outstanding Common Shares from time to time (calculated on a non-diluted basis). The aggregate number of Common Shares reserved for issuance to any one Participant (other than a consultant or a person employed in investor relations activities) together with such Participant's participation in any other plan of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Common Shares on a yearly basis (calculated on a non-diluted basis); and all consultants or persons employed in investor relations activities shall not exceed two percent (2%) of the total number of issued and outstanding Shares (calculated on a non-diluted basis).

The period during which an Option may be exercised shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted, provided that for a Participant other than a person employed in investor relations activities, no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless otherwise specifically provided by the Board and authorized by the Exchange, if applicable; and for a Participant employed in investor relations activities, no Option shall be exercisable for a period exceeding twelve (12) months from the date the Option is granted, with no more than one-fourth of the Options vesting in any three month period.

If any Participant ceases to be a member of the Board, senior officer, employee, management company employee or consultant of the Corporation for any reason other than death, permanent disability or normal retirement, his or her Option will terminate on the earlier of the date of the expiration of the option period and for Participants other than those employed in investor relations activities, ninety (90) days after the date such Participant ceases to be a member of the Board, senior officer, employee, management company employee or consultant of the Corporation, or any subsidiary of the Corporation; and for Participants employed in investor relations activities, thirty (30) days after the date such Participant ceases to be employed in investor relations activities. If such cessation or termination is by reason of substantial breach or cause on the part of the Participant, the Options shall be automatically terminated forthwith and shall be of no further force or effect.

In the event of the death, permanent disability or normal retirement of a Participant, any Option previously granted to such Participant shall be exercisable until the end of the period during which the option can be exercised, as was determined by the Board at the time of the grant or until the expiration of twelve (12) months or a period determined by the Board, after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier, and then, in the event of death or permanent disability.

The Board may amend the Option Plan at any time, provided however, that no such amendment may materially and adversely affect any Option previously granted to a Participant without the consent of the Participant, except to the extent required by law. Any such amendment shall, if required, be subjected to the prior approval of, or acceptance by, the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Corporation’s Common Shares may be listed or may trade from time to time.

On May 18, 2017, the Board modified the Option Plan to clarify certain dispositions related to insiders’ participation limits, as required by Exchange policies. Shareholder approval is not required for such amendment given that the Board has the full power and authority to correct and amend any rules related to the Option Plan, including such changes that may be required by the stock exchange or regulatory authorities for which the Corporation is subject. To that effect, the Option Plan was amended so as to provide that the maximum number of Common Shares issued to insiders (as a group) under the Option Plan, in any one (1) year period, is limited to ten percent (10%) of the Corporation’s issued and outstanding Common Shares at the date of the issuance.

CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board of Directors is of the view that maintaining effective corporate governance practices is an important factor which contributes to the general success of the Corporation.

The Board of Directors is responsible for the supervision of the management of the Corporation’s business and affairs in the interests of the Shareholders of the Corporation, while continually monitoring the integrity of the Corporation, its officers and employees.

Composition of the Board of Directors

As of the date hereof, the Board of Directors is composed of five (5) directors, Messieurs P. Peter Pascali, Robert Radin, Andrew Abdalla, Michael Blank and Dr. Virendra Jha.

On September 29, 2019, Mr. Alan Curleigh, member and Chair of the Board of Directors and Mr. Christopher Twigge-Molecey, member of the Board of Directors and Audit Committee resigned.

Further to the announcement on September 29, 2019, the Board of Directors approved the appointments of Dr. Virendra Jha, as an independent member of the Board of Directors, as well as, Mr. Michael Blank, as an non-independent member of the Board of Directors, member of the Audit Committee, as well as the Acting Chief Financial Officer of PyroGenesis. Mr. Pascali assumed the role of Chair of the Board of Directors.

The independent members of the Board are Messieurs Radin, Abdalla, and Dr. Jha within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) adopted by the Canadian Securities Administrators. The non-independent member of the Board is Mr. Pascali (current President and Chief Executive Officer of the Corporation) and Mr. Blank (current Acting Chief Financial Officer). Mr. Pascali and Mr. Blank have been determined to be non-independent within the meaning of NI 58-101 by virtue of their position as current executive officers of the Corporation.

The Board of Directors is of the opinion that the current size is adequate, given the purpose of the Corporation, and will further the efficiency of its deliberations, while ensuring a diversity of opinion and experience. The Corporation believes that each and every current director is eager to fulfil his obligations and assume his responsibilities in the best interests of the Corporation and of all the Shareholders and not in the best interests of himself or a particular group of Shareholders.

The independent directors did not hold any regularly scheduled meetings during the financial year ended December 31, 2019, at which non-independent directors and members of management were not in attendance. To facilitate open and candid discussion among its independent directors, the independent directors are encouraged to ask questions and to review related matters. In addition, any item which could involve a potential conflict of interest among one or more directors is voted on by those directors that are not related to the conflict in question. It is anticipated that independent directors’ meetings will be held as deemed appropriate during the current financial year.

Meetings of the Board

The Board held eight (5) meetings during the financial year ended December 31, 2019. The members of the Board and their attendance are set forth below.

Board of Directors
Name of Director	Independent(1)	Meeting Attendance
Alan Curleigh(2)	No	[4 of 5]
P. Peter Pascali	No	[5 of 5]
Robert Radin	Yes	[5 of 5]
Christopher Twigge-Molecey(3)	Yes	[4 of 5]
Andrew Abdalla	Yes	[5 of 5]
Michael Blank	No	[1 of 5]
Dr. Virendra Jha	Yes	[1 of 5]

Notes:

(1)	To be considered independent, a member of the Board must not have any direct or indirect or “material relationship” with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.
(2)	Mr. Curleigh is no longer Acting Chief Financial Officer and Chair of the Board of Directors of the Corporation
(3)	Mr. Twigge-Molecey is no longer a Director of the Corporation.

Orientation and Continuing Education

While the Corporation does not have a formal orientation and training program, new Board members are provided with:

1.	information regarding the functioning of the Board;

2.	information regarding the nature and operation of the business of the Corporation;

3.	access to recent, publicly filed documents of the Corporation; and

4.	access to management.

New directors of the Corporation are also provided with insight from other Board members and management regarding the contribution which they are expected to make to the Board in terms of both time and resource commitments. Board members are also encouraged to communicate with management, auditors, technical experts and consultants to keep themselves current with industry trends and developments and changes in legislation; and to attend related industry seminars and visit the Corporation’s operations, to ensure that each member of the Board maintains the skill and knowledge necessary to meet their obligations as directors.

Ethical Business Conduct

All directors of the Corporation have the obligation to perform their duties and assume their responsibilities in the best interests of the Corporation. The Corporation expects all of its directors to comply with the laws and regulations governing its conduct and further is committed to promoting integrity and maintaining the highest standard of ethical conduct in all of its activities. The Board views good corporate governance as an integral component to the success of the Corporation and to meet its responsibilities to Shareholders. It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are made clear to all directors and senior officers of the Corporation.

Nomination of Directors

The Corporation does not have a stand-alone nomination committee. The full Board has the responsibility for identifying potential Board candidates. The Board monitors and assesses the mix of skills and competencies required in order for the Board to fulfil its role effectively. In addition, the Board discusses with each individual Board member his intention to continue to serve as a Board member in order to plan and prepare for succession at the Board level in a seamless manner.

Compensation of Directors and Officers

The Corporation does not have a stand-alone compensation committee. The full Board has the responsibility for determining compensation for directors. The Board ensures that compensation is competitive within the industry and aligns the interests of such individuals with those of the Corporation. In addition, the Board discusses with each individual Board member his intention to continue to serve as a Board member in order to plan and prepare for succession at the Board level in a seamless manner. Please see “Executive Compensation – Compensation Governance” for the process of determining compensation.

Other Board Committees

As the Corporation’s Board is small, it currently has only two (2) committees: the Audit Committee and the Disclosure Committee. The Board of Directors has established these committees to assist it in fulfilling its mandate and to satisfy various regulatory obligations. The Board of Directors oversees the operations of both the Audit Committee and the Disclosure Committee, namely with respect to the appointment of its members, their compensation, if any, their conduct and the execution of their mandates.

Audit Committee

The overall purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Corporation’s financial statements and other relevant public disclosures, the Corporation’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

Charter and Composition of the Audit Committee

The text of the Audit Committee’s Charter may be found in the attached Schedule “B”. As of August 17, 2020, the current members of the Audit Committee are Messieurs Radin, and Abdalla, all of whom are independent directors in accordance with National Instrument 52-110 – Audit Committee Governance (“NI 52-110”). In addition, all members of the Committee are “financially literate” within the meaning of Section 1.6 of NI 52-110 as a result of their prior financial experience in a management capacity or as a member of an audit committee of public companies or as a certified accountant performing audit services (see “Election of Directors – Biographies”).

The Audit Committee held four (4) meetings relating to the financial year ended December 31, 2019. The members of the Audit Committee and their attendance at those meetings are set forth below.

Audit Committee
Name of Director	Independent/Financially Literate(2) (3)	Meeting Attendance
Andrew Abdalla(1)	Yes/Yes	[4 of 4]
Robert Radin	Yes/Yes	[4 of 4]
Christopher Twigge-Molecey(4)	Yes/Yes	[3 of 4]
Michael Blank	No/Yes	[1 of 4]

Notes:

(1)	Chair of the Audit Committee.
(2)	To be considered independent, a member of the Board must not have any direct or indirect or “material relationship” with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.
(3)	To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
(4)	Mr. Twigge-Molecey is no longer a Director of the Corporation

Relevant Education and Experience

For a description of the education and experience of the three (3) Audit Committee members please see their respective biographies under “Election of Directors – Biographies” above. Their combined experience provides a valued contribution to the Audit Committee.

Each member of the Audit Committee has:

(a) an understanding of the accounting principles used by the Corporation to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising individuals engaged in such activities; and

(c) an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

At no time since the commencement of the Corporation’s year ended December 31, 2019 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

The Corporation is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110 given that it is a venture issuer as defined in NI 52-110. The Board of Directors has adopted the recommendation of the Audit Committee on the compensation of the external auditor.

Pre-Approval Policies and Procedures

The Audit Committee of the Corporation has not adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee’s Charter attached hereto as Schedule “B”.

Report on Auditor’s Fees

The audit for the financial year ended December 31, 2019 was conducted by KPMG. The Corporation paid or accrued the following fees in the most recently completed financial year and the previous financial year ended December 31, 2018:

	Financial Year Ended December 31, 2019	Financial Year Ended December 31, 2018
Fees	$	$
Audit Fees (1)	$333,209	$87,000
Audit Related Fees (2)	$4,038	$14,000
Tax Fees (3)	$11,235	$16,550
All other Fees (4)	$1,000	Nil
Total Fees	$348,482	$117,550

Notes:

(1)	Audit Fees consist of fees paid or accrued for the annual audit of the Corporation’s financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents, the consultation concerning financial accounting and reporting of specific issues and the review of documents filed with regulatory authorities.
(2)	Other Audit Related Fees consist of fees paid or accrued for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; the Corporation’s IFRS transition; review of security controls and operational effectiveness of systems; due diligence related to acquisitions; and employee benefit plan audits.
(3)	Tax Fees include fees paid or accrued for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals; tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities; tax planning services; and consultation and planning services.
(4)	Other fees include fees for products and services other than the services reported in Audit Fees, Audit Related Fees and Tax Fees.

Disclosure Committee

The Disclosure Committee is governed by the Corporation’s Timely Disclosure, Confidentiality and Insider Trading Policy (the “Policy”), the text of which is reproduced in Schedule “C” attached hereto. The current members of the Disclosure Committee are Messieurs Pascali, Blank and Mtre Sara-Catherine L. Tolszczuk, Legal Counsel and Corporate Secretary of the Corporation. The Disclosure Committee is responsible for the implementation of the Policy, with such functions as evaluating and determining the content and necessity for public disclosures, designing and evaluating the procedures and controls for timely disclosure of material information, and ensuring that all persons to whom the Policy applies understand their respective obligations to preserve the confidentiality of all undisclosed material information of the Corporation.

Compensation Committee

The Corporation does not have a stand-alone compensation committee. The full Board has the responsibility for determining compensation for directors and members of senior management. The Board ensures that compensation is competitive within the industry and aligns the interests of such individuals with those of the Corporation. In addition, the Board discusses with each individual Board member his intention to continue to serve as a Board member in order to plan and prepare for succession at the Board level in a seamless manner. Please see “Executive Compensation – Compensation Governance” for details with respect to the function of the Compensation Committee.

Assessments

The Board monitors the adequacy of information given to directors, the communication between the Board and management and the strategic direction and processes of the Board and its Committees, to satisfy itself that the Board, its Committees and individual directors are performing effectively. As part of their review, the Board may review Committees’ respective mandates/charters and applicable corporate policies.

INDEBTEDNESS OF MANAGEMENT AND DIRECTORS

During the financial year ended December 31, 2019, no director, executive officer, proposed management nominee for director or associate of any director, executive officer or proposed management nominee for director of the Corporation was indebted to the Corporation, nor were any of these individuals indebted to any other entity which indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation, including any securities purchase or program.

MANAGEMENT CONTRACTS

Management functions of the Corporation or any of its subsidiaries are not, to any substantial degree, performed by persons other than the directors and senior officers of the Corporation and its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer, proposed management nominee for director or person who, to the knowledge of the directors or officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to all outstanding Common Shares of the Corporation, informed person or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation.

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS

Additional information relating to the Corporation may be found under the Corporation’s profile on SEDAR at www.sedar.com. Inquiries including requests for copies of the Corporation’s financial statements and management’s discussion and analysis for the financial year ended December 31, 2019 may be directed to Mr. Pascali, President and CEO of the Corporation, at 514-937-0002.

Additional financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2019 which is also available on SEDAR.

APPROVAL

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED this 17th day of August, 2020.	BY ORDER OF THE BOARD OF DIRECTORS OF
PYROGENESIS CANADA INC.

(signed) “P. Peter Pascali”

P. Peter Pascali Chair

SCHEDULE A
OPTION PLAN

PYROGENESIS CANADA INC.

(the “Corporation”)

STOCK OPTION PLAN

1. The Plan

A stock option plan (the "Plan") pursuant to which options (hereinafter, an "Option" or "Options") to purchase Common Shares or such other shares or other securities as may be substituted therefor or may be acquired by a Participant (as defined in Section 6 hereof) upon the exercise of an Option the terms of which have been modified in accordance with section 15 below (collectively, the "Shares") in the capital of the "Corporation" may be granted to the Participants is hereby established on the terms and conditions herein set forth.

2. Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and key employees of the Corporation (including any subsidiaries) and consultants retained by the Corporation to acquire Shares, thereby:

(a) increasing the proprietary interests of such persons in the Corporation;

(b) aligning the interests of such persons with the interests of the Corporation's shareholders generally;

(c) encouraging such persons to remain associated with the Corporation; and

(d) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3. Administration

(a) This Plan shall be administered by the board of directors of the Corporation (the "Board").

(b) Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options, all on such terms as it shall determine in its sole discretion. In addition, the Board shall have the authority to:

(i) construe and interpret this Plan and all option agreements entered into hereunder;

(ii) prescribe, amend and rescind rules and regulations relating to this Plan; and

(iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation. Whenever used herein, the term "Board" shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibilities and/or authority relating to the Plan or the administration and operation of the Plan pursuant to this section 3.

(d) Options to purchase the Shares granted hereunder shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve, as amended from time to time by the Board.

4. Shares Subject to Plan

(a) Subject to section 15 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Common Shares.

(b) The aggregate number of Shares reserved for issuance under this Plan, or any other plan or agreement of the Corporation, shall not exceed ten percent (10%) of the total number of issued and outstanding Shares from time to time (calculated on a non-diluted basis).

(c) If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

6. Eligibility and Participation

(a) The Board may from time to time, in its sole discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein and pursuant to the terms and conditions of an individual option agreement set forth as Schedule "A", provided that Options granted to any Participant or a reduction in the exercise price of a previously granted Option shall be approved by the applicable shareholders of the Corporation if the rules of the Exchange require such approval.

(b) The Board may, in its discretion, select any of the following Persons to participate in this Plan, provided that any such Person, at the time of issuance, was:

(i) a member of the Board or the board of directors of any subsidiary of the Corporation;

(ii) a senior officer of the Corporation or any subsidiary of the Corporation;

(iii) an Employee of the Corporation or any subsidiary of the Corporation;

(iv) a Management Company Employee of the Corporation or any subsidiary of the Corporation; or

(v) a Consultant retained by the Corporation or any subsidiary of the Corporation;

(vi) a Consultant retained to carry out Investor Relations Activities for the Corporation.

Any such person having been selected for participation in this Plan by the Board is herein referred to as a "Participant".

(c) Where used herein:

"Consultant" means an individual (or a company controlled by such individual) who:

(i) provides ongoing consulting services to the Corporation or any subsidiary of the Corporation under a written contract, and

(ii) possesses technical, business or management expertise of value to the Corporation or any subsidiary of the Corporation, and

(iii) spends a significant amount of time and attention on the business and affairs of the Corporation or any subsidiary of the Corporation; and

(iv) has a relationship with the Corporation of any subsidiary of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

"Employee" means:

(i) an individual who is considered an employee under the Income Tax Act (I.e. for whom income tax, employment insurance and CPP deductions must be made at source); or

(ii) an individual who works full time for the Corporation or a subsidiary, as applicable, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary, as applicable, over the details and methods of work as an employee of the Corporation or a subsidiary, as applicable, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Corporation or a subsidiary, as applicable, on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction of the Corporation or a subsidiary, as applicable, over the details and methods of work as an employee of the Corporation or a subsidiary, as applicable, but for whom income tax deductions are not made at source.

"Investor Relations Activities” means activities or oral or written communications, by or on behalf of the Corporation or a shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i) the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation: to promote the sale of products or services of the Corporation; or to raise public awareness of the Corporation that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii) activities or communications necessary to comply with the requirements of: any and all securities laws applicable to the Corporation; or requirements of the Exchange or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Corporation;

(iii) communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchaser of it, if: the communication is only through the newspaper, magazine or publication; and the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv) activities or communications that may be otherwise specified by the Exchange.

"Management Company Employees" means individuals employed by a Person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a Person engaged in Investor Relations Activities;

"Person" means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual, or an individual.

(d) The granting of an Option to an Employee, Consultant or Management Company Employee constitutes a representation by the Corporation that such Participant is a bona fide Employee, Consultant or Management Company Employee, as the case maybe.

7. Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Common Shares may be acquired upon the exercise of such Option provided that the minimum exercise price shall not be less than the Discounted Market Price. The Discounted Market Price is the Market Price of the Shares, less a discount which shall not exceed 25% if the Market Price is $0.50 or less, 20% if the Market Price is from $0.51 to $2.00 and 15% if the Market Price is above $2.00. Where used herein "Market Price" means, subject to certain exceptions required by the rules of the Exchange, the last daily closing price of the Shares before either the issuance of the news release or the filing of a price reservation form (Form 4N) required to fix the price at which the securities are issued or deemed to be issued.

Any reduction in the exercise price of an Option held by an Insider of the Corporation at the time of the proposed amendment shall be subject to disinterested shareholder approval.

8. Number of Optioned Shares

The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to:

(a) anyone Participant (other than a Consultant or a person employed in Investor Relations Activities, as hereinafter defined) together with such Participant's participation in any other plan of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Shares on a yearly basis (calculated on a non-diluted basis);

(b) all Consultants or persons employed in Investor Relations Activities shall not exceed two percent (2%) of the total number of issued and outstanding Shares (calculated on a non-diluted basis); and

(c) all Insiders (as a group) shall not exceed ten percent (10%) of the issued and outstanding shares on a yearly basis (calculated on a non-diluted basis);

9. Term

The period during which an Option may be exercised (the "Option Period") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted, provided that:

(a) for a Participant other than a person employed in Investor Relations Activities, no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless otherwise specifically provided by the Board and authorized by the Exchange, if applicable;

(b) for a Participant employed in Investor Relations Activities, no Option shall be exercisable for a period exceeding twelve (12) months from the date the Option is granted, with no more than one-fourth (1/4) of the Options vesting in any three (3) month period;

(c) the Option Period shall be automatically reduced in accordance with Sections 11 and 12 below upon the occurrence of any of the events referred to therein; and

(d) no Option in respect of which shareholder approval is required under the rules of any Exchange shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation.

10. Method of Exercise of Option

(a) Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a Participant.

(b) Options may be exercised in whole or in part and may be exercised on a cumulative basis where a vesting limitation has been imposed at the time of grant.

(c) Any Participant (or his legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Montreal, Quebec:

(i) a written notice set forth as Schedule "B" expressing the intention of such Participant (or his or her legal, personal representative) to exercise his or her Option and specifying the number of Shares in respect of which the Option is exercised; and

(ii) a cash payment, cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised.

(d) Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his or her legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares as the Participant (or his or her legal, personal representative) shall have then paid for.

11. Ceasing to be a Director, Officer, Employee or Consultant

If any Participant shall cease to be a member of the Board, senior officer, Employee, Management Company Employee or Consultant of the Corporation or any subsidiary of the Corporation for any reason other than death, permanent disability or normal retirement, his or her Option vested will terminate at 5:00 p.m. (Montreal time) on the earlier of the date of the expiration of the Option Period and:

(a) for Participants other than those employed in Investor Relations Activities, 90 days after the date such Participant ceases to be a member of the Board, senior officer, Employee, Management Company Employee or Consultant of the Corporation, or any subsidiary of the Corporation; and

(b) for Participants employed in Investor Relations Activities, 30 days after the date such Participant ceases to be employed in Investor Relations Activities.

If such cessation or termination is by reason of substantial breach or cause on the part of the Participant, the Options shall be automatically terminated forthwith and shall be of no further force or effect. Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall:

(a) confer upon such Participant any right to continue as a director, senior officer, Employee, Management Company Employee or Consultant of the Corporation, or any subsidiary of the Corporation as the case may be, or

(d) be construed as a guarantee that the Participant will continue as a member of the Board, senior officer, Employee, Management Company Employee or Consultant of the Corporation, or any subsidiary of the Corporation as the case may be.

12. Death, Permanent Disability or Normal Retirement of a Participant

In the event of the death, permanent disability or normal retirement of a Participant, any Option previously granted to such Participant shall be exercisable until the end of the Option Period or until the expiration of 12 months or a period determined by the board, after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a) by the Participant or person or persons to whom the Participant's rights under the Option shall pass by the Participant's Will or by applicable law; and

(b) to the extent that the Participant was entitled to exercise the Option as at the date of his death or permanent disability.

13. Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

14. Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15. Adjustments

(a) The number of shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation, and in any such event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

(b) Adjustments under this section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued under this Plan on any such adjustment.

16. Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable except, where qualified, to a Registered Retirement or similar plan where the Participant is the annuitant thereof, or to a family trust controlled by the Participant. During the lifetime of a Participant, any Options granted hereunder may only be exercised at the direction of the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participants rights under the Option pass by the Participant's Will or by applicable law.

17. Amendment and Termination of Plan

(a) The Board may amend the Plan at any time, provided however, that no such amendment may materially and adversely affect any Option previously granted to a Participant without the consent of the Participant, except to the extent required by law. Any such amendment shall, if required, be subjected to the prior approval of, or acceptance by, the Exchange.

(b) Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof:

(i) in the event the Corporation accepts an offer to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or in the event that holders of greater than 50% of the Corporation's outstanding Shares accept an offer made to all or substantially all of the holders of the Shares to purchase in excess of 50.1 % of the current issued and outstanding Shares, then all of the vested Options shall, without any further action on behalf of the Corporation, be automatically vested. Each Participant shall thereafter be entitled to exercise all of such Options within the twenty (20) day period next following the date of acceptance by the Corporation and to determine that upon the expiration of such twenty (20) day period, all rights of the Participant to such Options or to the exercise of same (to the extent not theretofore exercised) shall ipso facto terminate and have no further force or effect whatsoever;

(ii) in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, any outstanding Option may be exercised as to all or any part of the Optioned Shares in respect of which the Participants would have been entitled to exercise the Option in accordance with the provisions of the Plan at the date of the Plan of any such sale at any time up to and including, but not after the earlier of: (A) the close of business on that date which is thirty (30) days following the date of completion of such sale: and (B) the close of business on the expiration date of the Option; but the Participant shall not be entitled to exercise the Option with respect to any other Optioned Shares;

(c) Notwithstanding the provisions of this Article 17, should changes be required to the Plan by any securities commission, stock exchange or other government or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

(d) Notwithstanding any other provisions of this Plan, the Board may at any time by resolution terminate this Plan. In such event, all Options then outstanding and granted to a Participant may be exercised by the Participant for a period of thirty (30) days after the date on which the Corporation shall have notified all Participants of the termination of this Plan, but only to the same extent as the Participants could have exercised such Options immediately prior to the date of such notification.

18. Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority to stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Option (for any reason whatsoever) the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

SCHEDULE B

AUDIT COMMITTEE CHARTER

PYROGENESIS CANADA INC.

(the “Company”)

AUDIT COMMITTEE

CHARTER

Approved by the Board of Directors

and effective as of October 25th, 2011

PREAMBLE

The Audit Committee’s (the “Committee”) Charter clarifies its responsibilities delegated by the Board of Directors (the “Board”). The Charter is used by the Committee to guide the planning and the performance of its work. The Charter also clarifies the understanding the Committee has with the Company’s auditors and with management about the nature of their involvement with the Committee and its work.

OVERALL MANDATE

Generally, the Committee promotes and ensures a high standard of financial reporting, risk management and ethical behavior for the Company and in doing so shall carry out the duties and responsibilities as set out in this Charter.

COMPOSITION

The Committee shall consist of at least three Directors appointed by the Board who will serve at the pleasure of the Board and, in any event, only so long as he/she shall be a Board member. The Committee will have an appropriate representation of independent directors as required by law. The composition of the Committee shall comply with the rules and regulations of the stock exchange on which the shares of the Company are listed as well as the Canadian Securities Administrators “Instruments”. The Board may fill vacancies in the Committee by election from their number. The Board shall elect the Chairperson of the Committee. In the absence of the Chairperson, the members of the Committee shall appoint an Acting Chairperson. The President of the Company shall not be an ex-officio member of the Committee but the Chairperson of the Board may, at his/her discretion, attend meetings as an ex-officio member. An ex-officio member shall be vested with all of the rights and powers of appointed members.

To ensure the Committee’s effectiveness, each member will be financially literate and be prepared to spend the time necessary to address complex issues and to challenge both management and the auditors, where necessary.

A quorum of the Committee shall consist of at least two members of the Committee (for this purpose the Committee shall be deemed to consist of at least three members, two being appointed by the Board as aforesaid and one being an ex-officio member as aforesaid). Notwithstanding any vacancy on the Committee, a quorum may exercise all of the powers of the Committee.

The Secretary shall be selected from its members, or shall be the Corporate Secretary. The Secretary of the Committee shall ensure that minutes of meetings are prepared for distribution to Committee members.

DUTIES AND RESPONSIBILITIES

The Committee shall have the following duties and responsibilities:

OVERSEEING STANDARDS OF INTEGRITY AND BEHAVIOUR

Management is responsible for the Company’s standards of behavior. The Committee assists the Board in obtaining assurances that management is operating the Corporation in an ethical manner and encourages management to demonstrate a strong commitment to integrity.

The Committee requests that management report periodically on how the Company’s systems, practices and controls encourage, monitor and provide assurance of compliance with laws, regulations and standards of ethical conduct, including the control of expenses such as perquisites, expense accounts and out-of-pocket expenses for officers and directors.

The Committee seeks the views of the auditors about the Company’s standards of behavior. It discusses with the auditors the adequacy of the systems and controls, and the details of any practices or transactions identified by the auditors as being in potential violation of the legal authorities, as well as the details of any “other matters” they consider bringing to the attention of the Board. The committee seeks the views of auditors on remedies to curtail inappropriate practices and behaviors, as well as alternative remedies to rectify those matters that are not in the Company’s best interest.

The Committee values financial integrity and credibility. It actively promotes an overall corporate “tone” for quality financial reporting, sound business risk practices, and ethical behavior.

OVERSEEING FINANCIAL REPORTING

Management is responsible for the Company’s financial reporting. This includes preparation of accurate, fair and complete financial reports, the selection of the most appropriate accounting principles and practices, formulation of accounting judgments and estimates, and preparation of the annual report including its management’s discussion and analysis (MD&A), budgets and other such reports.

The Committee shall provide assistance to the Board in fulfilling its financial reporting and control responsibilities to the shareholders of the Company and to the investment community. The Committee’s primary duties and responsibilities in this regard are to:

(a)	oversee the accounting and financial reporting processes of the Company and the audit of its financial statements including:

i.	the integrity of the Company’s financial statements;

ii.	the compliance with legal and regulatory requirements; and,

iii.	the independent auditor’s qualifications and independence;

(b)	serve as an independent and objective party to monitor the Company’s financial reporting process and internal control systems;

(c)	review and appraise the audit activities of the Company’s independent auditors;

(d)	provide open lines of communication among the independent auditors, financial and senior management and the Board for financial reporting and control matters and meet periodically with management and with the independent auditors.

The Committee assesses the relevance and the reliability of the financial reports to ensure that they portray, in the clearest light possible, the underlying economic circumstances and financial performance of the Company.

The Committee promotes accuracy, truthfulness, integrity and credibility in financial reporting.

The Committee discusses with management and auditors the inherent fairness, accuracy and completeness of financial disclosures as well as the Company’s compliance with legal and regulatory requirements and may request attestation to this effect from them.

The Committee reviews the key accounting principles and the significant judgments and estimates with management and auditors. It seeks their views with respect to the appropriateness and consistency of the accounting principles and practices, not just their acceptability, and the degree of aggressiveness or conservatism in determining estimates.

As integral components of its financial review processes, the Committee reviews the operating and capital budgets, the borrowing plan, summaries of the corporate plan and budgets, the annual and quarterly financial statements, including the MD&A sections, and any other financial information which will be distributed to the public and requiring approval of the Board.

The Committee assesses how well the Company’s financial information reporting package meets the Board’s needs by reviewing its form, content and level of details.

OVERSEEING MANAGEMENT CONTROL PRACTICES

Management is responsible for maintaining records and financial management and control systems that provide reasonable assurance that assets are safeguarded and maintained, that Intellectual Property (IP) is identified, protected and secured, that transactions are in accordance with regulations and any government directives issued and that financial, human and physical resources are managed economically and efficiently and that operations are carried out effectively.

Management is responsible for identifying the principal business risks facing the Company and formulating the Company’s risk tolerance levels and risk management policies for consideration and approval by the Board. The Committee assists the Board in this function, focusing on the financial risks.

The Committee holds management accountable for the design and functioning of the Company’s control framework in order to monitor, assess and mitigate the Corporation’s business risks and uncertainty, as well as legal, environmental, social responsibility and ethical compliance. Periodically, the Committee requests that management provides it with an assessment of the effectiveness of the internal control structure and procedures, and, if warranted, with plans for improving its effectiveness.

The Committee reviews with the auditors (internal, external and special examiners when applicable) their assessments of the design and functioning of the control framework and the systems in place for ensuring that the business risks are identified, monitored, controlled and within the Company’s limit of tolerance, and their views on management’s plans for improvements.

OVERSEEING WORK OF AUDITORS

The Committee recognizes that the Company’s auditors possess substantial expertise and have significant professional responsibilities. It holds the auditors accountable for fulfilling their respective responsibilities.

The Internal auditor (when established) will be accountable to the Committee, in its capacity as a committee of the Board.

The Committee demands independent and objective assessments of the Company’s standards of behavior, its compliance with authorities, its financial reporting, and its business risks systems, practices and controls from the auditors.

The Committee oversees audit activities with respect to the following two (2) types of audits:

(a)	the annual audit deals with the fairness of the statements, compliance of transactions with specified legal authorities, and any other matter identified by the external auditor as important,

(b)	the internal audit (when established), which is a part of management’s system of internal control, deals with matters similar to those of the annual audit.

The Committee reviews and follows the five (5) generic phases of each of the two (2) types of audits:

(a)	establishing the purpose and terms of reference for the audit;

(b)	selection and organization of a team of experienced professionals to plan and conduct the audit;

(c)	conduct of the audit; and

(d)	reviews all of the audit results and findings, and reports to the Board.

The Committee shall review management’s plans to correct any significant problems raised by the internal and external auditors. It shall monitor and review management’s progress in implementing its response plan.

The Committee ensures that management has not placed any inappropriate restrictions on the audits and confirms that the external auditor is independent and able to maintain its objectivity.

The Committee approves the mandate of the internal audit function, monitors the long-term internal audit plan and ensures that the internal auditor has adequate resources to perform its responsibilities and has direct and open communication with the Committee. It reviews the reporting relationship of the internal auditor to ensure that an appropriate segregation of duties is maintained and that the internal auditor has an obligation to report directly to the Committee on matters affecting its duties, irrespective of his or her reporting relationships.

The Committee evaluates the work of each of the auditors with a view to determining the level of assurance that can be derived from their work.

Periodically, the Committee evaluates the performance of each auditor.

The Committee shall establish effective communication processes with management and the Company’s auditors, to assist it in monitoring objectively the quality and effectiveness of the relationship among the auditors, management and the Audit Committee. It shall be responsible for the resolution of disagreements between management and auditors.

OPERATIONAL RESPONSIBILITIES

Each new member will receive an orientation about the Committee’s work and responsibilities and all members are encouraged to keep current about accounting, auditing and financial reporting standards and practices. In recognition of the importance of the financial literacy skills of its members, the Committee relies on the full support of the Board in acquiring and in developing an approach to improve the necessary skills, when required.

Annually, the Committee reviews the Charter setting out the scope of its responsibilities, and, where in the opinion of the Committee, amendments to the Charter are required, may propose such amendments to the Board for consideration and approval.

Annually, the Committee will consider the appropriateness of preparing a report to the Board describing its work.

OTHER RESPONSIBILITIES

Periodically, in consultation with the Chief Financial Officer and the auditors, the Committee seeks reasonable assurance of the quality and sufficiency of the Company’s accounting and financial personnel and other resources.

The Committee shall discuss or review in advance the appointment of the Chief Financial Officer.

The Committee shall review procedures established by management for dealing with complaints from employees related to financial reporting, controls and corporate conduct.

The Committee may investigate any matters that, at the Committee’s discretion, fall within its duties.

The Committee shall perform such other functions as are assigned to it by law or by the Board.

The Committee shall review with the general counsel, legal and regulatory matters that, in the opinion of management, may have a material impact on the financial statements, related organization compliance policies, and program and reports received from regulators.

OPERATING PROCEDURES

The Committee shall meet quarterly, or more frequently as appropriate, in advance of regularly scheduled Board meetings. Committee meetings shall be called by the Committee Chair or requested by any Committee member or by the Board Chair.

Notice of each meeting of the Committee shall be given to each member of the Committee (including the Chair of the Board as an ex-officio member of the Committee), and except in the case of an in-camera meeting, also to the Auditors, the Chief Executive Officer and the Chief Financial Officer of the Company. Notice of the meeting shall be given either orally or by electronic mail, not less than 48 hours before the time fixed for the meeting. Members may waive notice of a meeting.

Meeting discussions may take place face to face, by teleconference or through a reciprocal interchange of emails.

The agenda for each meeting will be established by the Chair of the Committee.

Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

The Chief Executive Officer and the Chief Financial Officer of the Corporation shall attend all Audit Committee meetings, with the exception of in-camera meetings.

A matter put to vote at a meeting of the Committee shall be decided by a majority of the votes cast, and in the event of an equality of votes, the Chair has a deciding vote.

The Secretary of the Committee shall ensure that minutes of meetings are prepared for distribution to Committee members, and, except for in-camera meetings, to the Auditors, the Chief Executive Officer and the Chief Financial Officer of the Corporation.

The Chair of the Committee will report to the Board on proceedings and deliberations of the Committee, either orally or in writing, at the first subsequent meeting of the Board or at such earlier time as the Committee in its discretion may consider advisable.

The Committee may retain at the Corporation’s expense, with prior Board approval, independent consultants and such other persons as the Committee shall determine necessary to fulfill its duties and responsibilities.

LIMITATION ON THE COMMITTEE’S DUTIES

In contributing to the Committee’s discharging of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this mandate is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject. The essence of the Committee’s purpose is to monitor, review and when appropriate, recommend changes to financial and corporate operating standards as they are practiced by the Company’s management to gain reasonable assurance (but not to ensure) about fundamental activities of the Company.

SCHEDULE C
TIMELY DISCLOSURE, CONFIDENTIALITY, AND INSIDER TRADING POLICY

PYROGENESIS CANADA INC.

(the “Company”)

TIMELY DISCLOSURE, CONFIDENTIALITY

AND INSIDER TRADING

POLICY

Approved by the Board of Directors

and effective as of February 18, 2015

1.	PURPOSE OF THIS POLICY

The purpose of this timely disclosure, confidentiality and insider trading policy (the “Policy”) is to ensure that PyroGenesis Canada Inc. (the “Company”) and all persons to whom this Policy applies meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all Material Information (as defined herein) and ensuring that all persons to whom this Policy applies understand their obligations to preserve the confidentiality of Undisclosed Material Information (as defined herein). This Policy covers disclosures in documents filed with the securities regulators and written statements made in the Company’s annual and quarterly reports, press releases, letters to shareholders, presentations by senior management and information contained on the Company’s web site and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

2.	TO WHOM THIS POLICY APPLIES

The main groups to whom this Policy applies are set forth in Schedule “A” attached hereto (“Schedule “A””). Each section of the Policy that imposes restrictions and obligations will describe which groups of persons are subject to that section. References in this Policy to “any person to whom this Policy applies” or similar references are intended to include persons in all of the groups described in Schedule “A”.

3.	RESPONSIBILITY FOR THIS POLICY

3.1	Structure of the Disclosure Committee

The board of directors of the Company (the “Board”) has created a corporate disclosure committee (the “Disclosure Committee”) which is responsible for the implementation of this Policy. The Disclosure Committee shall consist of the President and Chief Executive Officer, the Chief Financial Officer and the Legal Counsel of the Company, as well as all such other persons as may be designated by the President and Chief Executive Officer. Notwithstanding the foregoing, the composition of the Disclosure Committee may change from time to time and the Company shall advise all persons to whom this Policy applies of any such changes. A majority of the members of the Disclosure Committee present in person or by conference call at the time a meeting is convened shall constitute a quorum for all purposes. The Disclosure Committee may adopt disclosure controls and procedures in addition to those set out herein.

3.2	Responsibilities of the Disclosure Committee

The responsibility for the adequacy and accuracy of the content of written statements rests with the Board, unless otherwise delegated to the Disclosure Committee.

The Disclosure Committee shall have the responsibility to:

(a)	evaluate the necessity of making public disclosures;

(b)	determine the content of public disclosures;

(c)	review and approve, before they are Generally Disclosed (as defined herein), each Document (as defined herein) to assess the quality of the disclosures made in the Document including, but not limited to, whether the Document is accurate and complete in all material respects;

(d)	review and approve the guidelines and procedures to be distributed to appropriate management and other Company personnel designed to gather the information required to be disclosed in Core Documents (as defined herein);

(e)	establish timelines for the preparation of Core Documents, which timelines shall include critical dates and deadlines during the disclosure process relating to the preparation of drafts, the circulation of drafts to appropriate Company personnel, the Company’s independent auditors, and the Audit Committee of the Board, the receipt of comments and the review of the comments by the Disclosure Committee. Such timetables should allow for circulation of draft Core Documents to the Chief Executive Officer, the Chief Financial Officer, the Audit Committee of the Board and the Board sufficiently in advance of the applicable filing deadline in order to enable such persons to review carefully the filing and discuss any questions and comments related thereto;

(f)	make determinations about whether:

(i)	a “Material Change” (as defined herein) has occurred;

(ii)	selective disclosure has been or might be made; or

(iii)	a misrepresentation has been made;

(g)	oversee the design and implementation of this Policy and the Company’s “disclosure controls and procedures,” which are defined as controls and procedures that are designed to ensure that information required to be disclosed by the Company in its Core Documents is recorded, processed, summarized and reported within the specified time periods;

(h)	periodically evaluate the effectiveness of the Company’s disclosure controls and procedures, particularly prior to the filing of each Core Document. The Disclosure Committee’s evaluation shall include but not be limited to assessing the adequacy of the controls and procedures in place to ensure that Material Information required to be disclosed in the Company’s Core Documents is being recorded, processed, summarized and reported;

(i)	in its discretion, conduct interim evaluations of the Company’s disclosure controls and procedures in the event of significant changes in securities regulatory requirements, IFRS, legal, or other regulatory policies, or stock exchange requirements, or if it otherwise considers such evaluations appropriate;

(j)	educate the Directors, Officers, Employees and Contractors, as defined in Schedule “A”, about the matters contemplated by this Policy;

(k)	monitor the effectiveness of, and compliance with, this Policy and report to the Audit Committee of the Board on the operation of this Policy and the Disclosure Committee’s assessment of the quality of the disclosures made in Documents, and recommend any necessary changes to this Policy;

(l)	annually review and reassess the adequacy of this Policy and, if necessary, recommend any proposed changes to the for approval such that it complies with changing requirements and best practices;

(m)	accumulate information which may be required to be reported upon or disclosed and communicated to the executive officers of the Company to allow the Company to meet its disclosure obligations on a timely basis;

(n)	any other responsibilities that the Board may choose to delegate to the Disclosure Committee.

3.3	Meetings of the Disclosure Committee

The Disclosure Committee shall meet informally as circumstances dictate and minutes of such meetings shall be maintained by the Legal Counsel of the Company. Any member of the Disclosure Committee may call a meeting of the Disclosure Committee, with or without notice as circumstances dictate, to consider any matter within the mandate of the Disclosure Committee. Unless otherwise set out in this Policy, or as established by the Disclosure Committee from time to time, all of the rules of procedure with respect to meetings and other activities of the Board shall apply to the Disclosure Committee.

3.4	Consulting Outside Advisors

Any member of the Disclosure Committee may consult with the Company’s external legal counsel and other appropriate expert advisors as it considers necessary in connection with this Policy.

3.5	Documents

A “Document" means any public written communication, including a communication prepared and transmitted in electronic form:

•	that is required to be filed with the Autorité des marchés financiers, or any other securities regulatory authority in Canada, on the System for Electronic Document Analysis and Retrieval (SEDAR) or otherwise;

•	that is required to be filed with a government or an agency of a government under applicable securities or corporate law or with any stock exchange or similar institution under its by-laws, rules or regulations; or

•	the content of which would reasonably be expected to affect the market price or value of the securities of the Company.

3.6	Core and Non-Core Documents

The Securities Act (Québec) distinguishes between “core documents” and “non-core documents.”

For the purpose of this policy, the following documents are core documents “Core Documents”:

-	prospectuses;

-	take-over bid circulars;

-	issuer bid circulars;

-	directors' circulars;

-	rights offering circulars;

-	management's discussion and analysis;

-	annual information forms;

-	information circulars;

-	annual financial statements;

-	interim financial statements; and

-	material change reports.

4.	INDIVIDUALS WHO ARE AUTHORIZED TO SPEAK ON BEHALF OF THE COMPANY

4.1	Unless otherwise authorized by the Disclosure Committee, only the President and Chief Executive Officer and the Chief Financial Officer, and the Vide President, Investor Relations and Communication are authorized to initiate contacts with analysts, the media and investors. The President and Chief Executive Officer of the Company may, from time to time, designate in writing (1) other Board Members, Officers, Employees or Contractors, or (2) with the approval of the Disclosure Committee, any other person, to speak on behalf of the Company as back-ups or to respond to specific inquiries.

4.2	Any person to whom this Policy applies who is approached by the media, an analyst, investor or any other member of the public to comment on the affairs of the Company, must refer all inquiries to the President and Chief Executive Officer and must immediately notify the President and Chief Executive Officer that the approach was made.

5.	TIMELY DISCLOSURE OF MATERIAL INFORMATION

5.1	“Material Information” consists of both “Material Facts” and “Material Changes”. A Material Fact means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the securities of the Company. A Material Change means a change in the business, operations or capital of the Company that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the Company and includes a decision to implement such a change if such a decision is made by the board of directors or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable. For the purposes of this Policy, “Material Information” also includes information that a reasonable investor would consider important to a decision to buy or sell securities of the Company.

5.2	Any person to whom this Policy applies who becomes aware of information that has the possibility of being Material Information must immediately disclose that information to any member of the Disclosure Committee. Schedule “B” attached hereto lists examples of Material Information (“Schedule “B””).

5.3	Material Information is required to be disclosed immediately, except in circumstances where: (i) in the opinion of the Disclosure Committee, immediate release of the information would be unduly detrimental to the interests of the Company; (ii) the Company is permitted by applicable securities laws and stock exchange requirements to delay the disclosure of such Material Information; and (iii) the Company maintains confidentiality of such Material Information and complies with any applicable confidential material change report filing requirement. The Disclosure Committee, in consultation with the Board and others as appropriate, shall determine what is deemed to be Material Information and the appropriate public disclosure. Disclosure must be corrected immediately if the Company subsequently learns that earlier disclosure by the Company contained a material error at the time it was given.

5.4	Press releases disclosing Material Information will be transmitted to the TSX Venture Exchange or any other stock exchanges on which the Company’s securities may be listed (the “Exchange”) and relevant regulatory bodies, and disseminated through a widely circulated newswire service company.

6.	INTERNET CHAT ROOMS AND BULLETIN BOARDS

6.1	Board Members, Officers, Employees and Contractors must not discuss or post any information relating to the Company or any of its subsidiaries or trading in securities of the Company in Internet chat rooms, blogs, social networking websites, newsgroups or bulletin boards, unless in accordance with the Company’s governance policies, i.e. provided that the Company has previously discussed, posted, or published publicly such information in any chat room, bulletin board or on any of its blogs or social network/media accounts.

6.2	Board Members, Officers, Employees and Contractors must advise the President and Chief Executive Officer if they are aware of any discussion of information of the Company in a chat room, blog, social networking website, newsgroup or bulletin board.

7.	RUMOURS

The Company shall not comment, affirmatively or negatively, on rumors. This also applies to rumors on the Internet. The Company’s spokespersons (“Spokespersons”) will respond consistently to those rumors, saying “It is our policy not to comment on market rumors or speculation.” If the Exchange, or a securities regulatory authority, requests that the Company make a statement in response to a market rumor, the Disclosure Committee will consider the matter and make a recommendation to the President and Chief Executive Officer as to the nature and context of any response.

8.	CONFIDENTIALITY OF UNDISCLOSED MATERIAL INFORMATION

8.1	“Undisclosed Material Information” of the Company is Material Information about the Company that has not been “Generally Disclosed”; that is, disseminated to the public by way of a press release together with the passage of a reasonable amount of time, being generally at least [24] hours, unless otherwise advised by the Disclosure Committee that the period is longer or shorter, depending on the circumstances) for the public to analyze the information.

8.2	Any person to whom this Policy applies and who has knowledge of Undisclosed Material Information must treat the Material Information as confidential until the Material Information has been Generally Disclosed.

8.3	Undisclosed Material Information shall not be disclosed to anyone except in the necessary course of business. If Undisclosed Material Information has been disclosed in the necessary course of business, anyone so informed must clearly understand that it is to be kept confidential, and, in appropriate circumstances, execute a confidentiality agreement. Schedule “C” attached hereto lists circumstances where securities regulators believe disclosure may be in the necessary course of business (“Schedule “C””). When in doubt, all persons to whom this Policy applies must consult with legal counsel of the Company to determine whether disclosure in a particular circumstance is in the necessary course of business. For greater certainty, disclosure to analysts, institutional investors, other market professionals and members of the press and other media will not be considered to be in the necessary course of business. Tipping (“Tipping”), which refers to the disclosure of Undisclosed Material Information to third parties outside the necessary course of business, is prohibited.

8.4	In order to prevent the misuse of inadvertent disclosure of Undisclosed Material Information, the procedures set forth below should be observed at all times:

(a)	Documents and files containing confidential information be kept in safe place to which access is restricted to individuals who need to know that information in the necessary course of business and code names should be used if necessary ;

(b)	Confidential matters should not be discussed in places where the discussion may be overheard;

(c)	transmission of documents containing Undisclosed Material Information by electronic means will be made only where it is reasonable to believe that the transmission can be made and received under secure conditions such as a dedicated server; and

(d)	unnecessary copying of documents containing Undisclosed Material Information must be avoided and extra copies of documents must be promptly removed from meeting rooms and work areas at the conclusion of the meeting and must be destroyed if no longer required.

9.	QUIET PERIOD

Each period (1) beginning on the [fifteenth] day following the end of each fiscal quarter and each fiscal year, and (2) ending two trading days following the issuance of the press release disclosing the financial results for such period, will be a quiet period (“Quiet Period”). During a Quiet Period, except as otherwise authorized by the President and Chief Executive Officer, the Company will not initiate any meetings or telephone contacts with analysts and investors but will respond to unsolicited inquiries regarding factual matters. If the Company is invited to participate, during the Quiet Period when the Forward Looking Information constitutes, in investment meetings or conferences organized by others, the Disclosure Committee will determine, on a case-by-case basis, if it is advisable to accept these invitations. If authorized or accepted, extreme caution will be exercised to avoid selective disclosure of any Undisclosed Material Information.

10.	TRADING IN SECURITIES OF THE COMPANY

10.1	No person in a Special Relationship with the Company (as defined in Schedule “A”) shall purchase or sell or otherwise monetize securities of the Company (including by changing an economic interest in a related financial instrument) while in possession of Undisclosed Material Information.

10.2	Directors and Officers and those Employees and Contractors who participate in the preparation of the Company’s financial statements or who are privy to material financial information relating to the Company are prohibited from purchasing or selling securities of the Company from the moment they are in receipt of such information (the “Executive Blackout”).

10.3	All Employees and Contractors who are not subject to the Executive Blackout are prohibited from purchasing or selling securities of the Company during the Quiet Period so long as they are not in possession of material information (the “General Blackout”).

10.4	All Directors, Officers, Employees and Contractors who are so advised by the Disclosure Committee, shall be prohibited from purchasing or selling securities of the Company during any other period designated by the Disclosure Committee (the “Specific Blackout”).

10.5	Notwithstanding Sections 10.2, 10.3 and 10.4, a Director, Officer, Employee and Contractor may, provided such person is not in possession of Undisclosed Material Information, purchase or sell securities during any blackout period (an Executive Blackout, a General Blackout, or Specific Blackout as may be applicable) with the prior written consent of the President and Chief Executive Officer. The President and Chief Executive Officer will grant permission to purchase or sell during a blackout period only in the case of unusual, exceptional circumstances. Unusual, exceptional circumstances may include the sale of securities in the case of severe financial hardship or where the timing of the sale is critical for significant tax planning purposes.

10.6	The trading prohibitions in Sections 10.1, 10.2, 10.3 and 10.4 do not apply to the acquisition of securities through the exercise of share options but do apply to the sale of the securities acquired through the exercise of share options.

11.	INSIDER REPORTS

11.1	A Reporting Insider (as defined in Schedule “A”) of the Company is required to file an initial insider report within ten (10) days of becoming an Reporting Insider and subsequent insider reports within five (5) days following any change in their previously reported ownership position in any securities of the Company. This includes any trade of shares of the Company and the grant of options and other equity-based awards, as well as the exercise of options and the settlement of equity-based awards, whether through the issuance of shares or payment of cash. If a Reporting Insider does not own or have control over or direction over securities of the Company, or if ownership or direction or control over securities of the Company remains unchanged from the last report filed, a report is not required.

11.2	If a Reporting Insider has questions or requires assistance with the filing of an insider report, such Reporting Insider may contact the Legal Counsel.

12.	AVOIDING SELECTIVE DISCLOSURE

12.1	When participating in shareholder meetings, press conferences, analysts’ conferences and private meetings with analysts, Spokespersons must only disclose information that either (1) is not Material Information, or (2) is Material Information but has previously been Generally Disclosed. For greater certainty, acceptable topics of discussion include the Company’s business prospects (subject to the provisions of Section Error! Reference source not found. of this Policy), the business environment, management’s philosophy and long-term strategy. Any selective disclosure of Undisclosed Material Information, including Forward-Looking Information, is not permitted.

12.2	To protect against selective disclosure, the following procedures should be followed:

(a)	Spokespersons who are participating in shareholder meetings, news conferences, analysts' conferences and private meetings with analysts should normally script their comments and prepare answers to anticipated questions in advance of the meeting or conference; and

(b)	Those scripts should normally be reviewed by the Disclosure Committee before the meeting or conference and any Undisclosed Material Information that is contained in the script must be Generally Disclosed before the meeting or conference or deleted from the script if it is premature for the information to be Generally Disclosed.

12.3	After each shareholder meeting, news conference, analysts’ conference or private meeting with analysts, the Company’s participants should normally meet and review the disclosures made during the course of the meeting or conference to determine if any Undisclosed Material Information was unintentionally disclosed.

12.4	If Undisclosed Material Information was disclosed, the participants must advise a member of the Disclosure Committee, who shall take immediate steps to ensure that the information is Generally Disclosed.

12.5	Pending the Material Information being Generally Disclosed, the Company must contact the parties to whom the Material Information was disclosed and inform them (1) that the information is Undisclosed Material Information and (2) of their legal obligations with respect to the Material Information.

13.	FORWARD-LOOKING INFORMATION

13.1	Subject to the approval and disclosure procedures provided elsewhere in this Policy, and any additional policies and procedures established by the Disclosure Committee, the Company may provide forward-looking information to enable shareholders and the investment community to better evaluate the Company and its strategy, prospects and opportunities. The Company will ensure that such statements are identified as forward-looking, are based on reasonable assumptions and are made in good faith. Disclosure of material future-oriented financial information or financial outlook shall be subject to authorization from the Board’s Audit Committee, and the Audit Committee will endeavor to ensure that there is a reasonable basis for drawing any conclusions or making any forecasts and projections set out in such disclosures.

13.2	Documents containing forward-looking information shall contain, proximate to the forward-looking information: (i) reasonable cautionary language clearly identifying the forward-looking information as such; (ii) a statement that actual results could differ materially from any conclusion, forecast or projection in the forward-looking information and identifying the material factors that could lead to such a result; and (iii) a statement of the material factors or assumptions that were applied in drawing such conclusion or making such forecast or projection.

13.3	In the case of public oral statements containing forward-looking information, the person making such a statement shall endeavor to state that: (i) the oral statement contains forward-looking information; (ii) the actual results could differ materially from any conclusion, forecast or projections in the forward-looking information; (iii) certain material factors or assumptions were applied in drawing such conclusion or making such forecast or projection; and (iv) additional information is contained in a readily-available document (and the person making this statement shall confirm that such document has been previously filed with applicable securities regulators or generally disclosed and shall identify such document) regarding the material factors or other risks that could cause actual results to differ materially from any conclusion, forecast or projections in the forward-looking information and the material factors and assumptions that were applied in drawing such conclusion or making such forecast or projection.

13.4	For both documents and public oral statements, and subject to applicable securities laws, the disclosure should include a statement that disclaims the Company’s intention or obligation to update or revise the forward-looking information, whether as a result of new information, future events or otherwise.

14.	FORWARD-LOOKING INFORMATION

14.1	When reviewing analysts’ reports in accordance with the procedure set out below, comments of Board Members, Officers, Employees and Contractors must be limited to identifying factual information that has been Generally Disclosed that may affect an analyst’s model and pointing out inaccuracies or omissions with respect to information that has been Generally Disclosed.

14.2	Any comments must contain a disclaimer that the report was reviewed for factual accuracy only. No comfort or guidance shall be expressed on the analysts’ earnings models or earnings estimates and no attempt shall be made to influence an analyst’s opinion or conclusion.

14.3	Analysts’ reports must not be circulated by Board Members, Officers, Employees and Contractors, except when in the necessary course of business, nor shall they be posted on, nor linked from the Company’s website.

[Non-compliance with these policies is a serious breach of the terms and conditions of this Policy and will be dealt with accordingly.]

SCHEDULE "A"

INDIVIDUALS AND ENTITIES TO WHOM THIS POLICY APPLIES

“Board Members, Officers, Employees and Contractors” means a Board member, an Officer, an Employee or an independent contractor (who is engaged in an employee-like capacity) of the Company or any of its subsidiaries. As described below, all Board Members, Officers, Employees and Contractors are also Persons in a Special Relationship with the Company.

“Employee” means a full-time, part-time, contract or secondment employee of the Company or any of its subsidiaries.

“Insider” means:

(1)  a Board Member or an Officer of the Company;

(2)	a person who beneficially owns, directly or indirectly, more than 10% of the voting securities of the Company or who exercises control or direction over more than 10% of the votes attached to the voting securities of the Company (a "10% Shareholder");

(3)	a Board Member or an Officer of a subsidiary of the Company; or

(4)	a Board Member or an Officer of a 10% Shareholder of the Company.

As described herein, all Insiders are also (1) Board Members, Officers, Employees and Contractors and (2) Persons in a Special Relationship with the Company .

"Officer" means:

(1)	the chairman or a vice-chairman of the Board of the Company or any of its subsidiaries, the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President, an Executive Vice-President, a Vice-President, Corporate Secretary or the Treasurer of the Company or any of its subsidiaries or any of their operating divisions; or

(2)	every individual who is designated as an officer under a by-law or similar authority of the Company; or

(3)	any other individual who performs functions for the Company or any of its subsidiaries similar to those normally performed by an individual occupying any of the offices listed in (1) or (2) above.

As described herein, all Officers are also (1) Insiders and (2) persons in a Special Relationship with the Company .

"Persons in a Special Relationship with the Company" means:

(1)	each Board Member, Officer, Employee and Contractor;

(2)	each 10% Shareholder;

(3)	each Board Member, officer, employee or contractor of a 10% Shareholder;

(4)	each member of an operating or advisory committee of the Company or its subsidiaries;

(5)	each Board Member, officer, partner and employee of a company that is engaging in any business or professional activity with the Company or its subsidiaries and who routinely comes into contact with Material Information;

(6)	each person or company that learned of Material Information with respect to the Company from a person or company described in (1) though (5) of this definition and knew or ought reasonably to have known that the other person or company was in such a special relationship; and

(7)	any spouse, live-in partner or relative of any of the individuals referred to in (1) through (6) who resides in the same household as that individual.

1

A company is considered to be a “Subsidiary” of another company if it is controlled by (1) that other, (2) that other and one or more companies, each of which is controlled by that other, or (3) two or more companies, each of which is controlled by that other; or it is a subsidiary of a company that is that other’s subsidiary. In general, a company will control another company when the first company owns more than 50% of the outstanding voting securities of that other company.

“Reporting Insider” means:

(1)	the chief executive officer, chief financial officer, or chief operating officer of the Company;

(2)	a Significant Shareholder of the Company or of a major subsidiary of the Company;

(3)	a director of the Company, or a Significant Shareholder of the Company or of a major subsidiary of the Company

(4)	a person or company responsible for a principal business unit, division or function of the Company;

(5)	a Significant Shareholder of the Company;

(6)	a management company that provides significant management or administrative services to the Company or a major subsidiary of the Company, every director of the management company, every chief executive officer, chief financial officer, chief technology officer or chief operating officer of the management company, and every significant shareholder of the management company;

(7)	an individual performing function similar to the functions performed by any of the insiders described in paragraphs (1) to (5);

(8)	the Company itself, if it has purchased, redeemed or otherwise acquired a security of its own issue, for so long as it continues to hold that security; or

(9)	any other insider that: (a) in the ordinary course receives or has access to information as to any material facts or material changes concerning the Company before the material facts or material changes are generally disclosed; and (b) directly or indirectly exercises, or has the ability to exercise, significant power or influence over the business, operations, capital or development of the Company.

“Significant Shareholder” means a person or company that has beneficial ownership of, or control or direction over, whether direct or indirect, or a combination of beneficial ownership of, and control or direction over, whether direct or indirect, securities of the Company carrying more than 10 per cent of the voting rights attached to all the Company’s outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person or company as underwriter in the course of a distribution.

2

SCHEDULE "B"

EXAMPLES OF INFORMATION THAT MAY BE MATERIAL

It is the responsibility of the Company to determine what information is material in the context of its affairs. The materiality of information may vary from one issuer to another according to the size of its profits, assets and capitalization, the nature of its operations and other factors.

Changes in corporate structure

•	changes in share ownership that may affect control of the Company

•	changes in corporate structure such as major reorganizations, amalgamations, or mergers

•	take-over bids, issuer bids, or insider bids

Changes in capital structure

•	the public or private sale of additional securities

•	planned repurchases or redemptions of securities

•	planned splits of common shares or offerings of warrants or rights to buy shares

•	any share consolidation, share exchange, or stock dividend

•	changes in a Company's dividend payments or policies

•	the possible initiation of a proxy fight

•	material modifications to the rights of security holders

Changes in financial results

•	a significant increase or decrease in near-term earnings prospects

•	unexpected changes in the financial results for any period

•	shifts in financial circumstances, such as cash flow reductions, major asset write-offs or write-downs

•	changes in the value or composition of the Company's assets

•	any material change in the Company's accounting policies

Changes in business and operations

•	any development that affects the Company's resources, technology, products or markets

•	a significant change in capital investment plans or corporate objectives

•	major labour disputes or disputes with major contractors or suppliers

•	significant new contracts, products, patents, or services or significant losses of contracts or business

•	significant discoveries by resource companies

•	changes to the Board or executive management, including the departure of the Company's Chairman, CEO, CFO, COO or President (or persons in equivalent positions)

•	the commencement of, or developments in, material legal proceedings or regulatory matters

•	waivers of corporate ethics and conduct rules for officers, directors, and other key employees

•	any notice that reliance on a prior audit is no longer permissible

•	de-listing of the company's securities or their movement from one quotation system or exchange to another

3

Acquisitions and dispositions

•	significant acquisitions or dispositions of assets, property or joint venture interests

•	acquisitions of other companies, including take-over bid for, or merger with, another company

Changes in credit arrangements

•	the borrowing or lending of a significant amount of money

•	any mortgaging or encumbering of the company's assets

•	defaults under debt obligations, agreements to restructure debt, or planned enforcement procedures by a bank or any other creditors

•	changes in rating agency decisions

•	significant new credit arrangements

Other

•	any other developments relating to the business and affairs of the company that would reasonably be expected to significantly affect the market price or value of any of the company's securities or that would reasonably be expected to have a significant influence on a reasonable investor's investment decisions.

4

SCHEDULE "C"

EXAMPLES OF DISCLOSURES THAT MAY BE NECESSARY

IN THE COURSE OF BUSINESS

(REPRODUCED FROM NATIONAL POLICY 51-201 DISCLOSURE STANDARDS)

(1)	Disclosure to:

•	vendors, suppliers, or strategic partners on issues such as research and development, sales and marketing, and supply contracts;

•	employees, officers and board members;

•	lenders, legal counsel, auditors, underwriters, and financial and other professional advisors to the Company;

•	parties to negotiations;

•	labour unions and industry associations;

•	government agencies and non-governmental regulators;

•	credit rating agencies (provided that the information is disclosed for the purpose of assisting the agency to formulate a credit rating and the agency's ratings generally are or will be publicly available);

(2)	Disclosures in connection with a private placement

(3)	Communications with controlling shareholders, in certain circumstances

5

RECEIPT AND ACKNOWLEDGEMENT

I,____________________, hereby acknowledge that I have received and read a copy of the

(Print Name)

"Timely Disclosure, Confidentiality and Insider Trading Policy" of PyroGenesis Canada Inc. and agree to comply with its terms. I understand that violation of tipping laws or regulations may subject me to severe civil and/or criminal penalties, and that violation of the terms of the above-noted policy may subject me to discipline by the Company up to and including termination.

Signature	Date

Print Name

C-1